
03045259

SUPPL

**December 10, 2003**
**Securities and Exchange Commission**
**Office of International Corporate Finance**
**Division of Corporate Finance**
**450 Fifth Street, N. W.**
**Washington, D.C. 20549**

**United States of America**

**Dear Mr. Frank Zarb, Esq.:**

**Re: Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.**
**12g3-2(b) number: ~~82-5046~~** 82-4190

**Enclosed are the documents submitted for the purpose to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :**

1. **Announcement : Shanghai Lujiazui Financial Trade Zone development co.Ltd.The third quarterly report for 2003(summary)**
2. **Announcement:public notice on resolution of the 3rd Extraaordinary Meeting of the 3rd board of directors 2003**

**Sincerely yours,**

康慧军

**Kang Huijun**
**Chairman**

PROCESSED
JAN 13 2004
THOMSON
FINANCIAL

dlw 1/6

# Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.
# The Third Quarterly Report for 2003

**1. Important Notice**

1.1 The Board of Directors of Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. (hereinafter referred to as the Company) and its members individually and collectively accept responsibility for the correctness, accuracy and completeness of the contents of this report and confirm that there are no material omissions nor errors which would render any statement misleading.

1.2 The Quarterly Financial Report has not been audited.

1.3 Person in charge of the Company Mr. Kang Huijun, Person in charge of Accounting Mr. Zhu Guoxing and Person in charge of Accounting Organization Ms. Sun Wenzhu hereby confirm that the Financial Report of the Quarterly Report is true and complete.

**2. Company Profile**

2.1 Basic information

| Short form of stock | Lujiazui<br>Lujiazui - B | Short form of the stock before change (if have) | |
|---|---|---|---|
| Stock code | 600663, 900932 | | |
| | Secretary of Board of Directors | Securities Affairs Representative | |
| Name | Zhang Rifa | | |
| Contact address | No. 981, Pudong Avenue, Shanghai | | |
| Tel. | 021 - 58878888 | | |
| Fax | 021 - 58873688 | | |
| E - mail | rfzhang@ljz.com.cn | | |

2.2 Financial information

2.2.1 Major accounting data and financial indexes

Unit: RMB

| | Sept. 30, 2003 | Dec. 31, 2002 | Increase/decrease of the end of the report period compared with the end of the last year (%) |
|---|---|---|---|
| Total assets | 8,342,864,853.05 | 7,707,589,938.88 | 8.24% |
| Shareholders' equity (excluding minority equity) | 5,307,606,921.91 | 4,843,911,809.68 | 9.57% |
| Net assets per share | 2.84 | 2.59 | 9.57% |
| Net assets per share after adjustment | 2.78 | 2.56 | 8.45% |
| | Jul. - Sept. 2003 | Jan. - Sept. 2003 | Increase/decrease of the report period compared with the same period of the last year (%) |
| Net cash flows arising from operating activities | 787,535,442.74 | 1,105,213,570.54 | |
| Earnings per share | 0.072 | 0.248 | 9.85% |
| Return on equity (%) | 2.53% | 8.72% | -4.37% |
| Return on equity after deducting non - recurring gains and losses | 2.53% | 8.69% | 30.29% |

| Items of non - recurring gains and losses | Amount (RMB) |
|---|---|
| Amortization of balance of equity investment | 28,014.95 |
| Net income/expenditure from non - operating | 8,028.24 |
| Impact on income tax of the aforesaid items | -1,204.24 |
| Total | 34,838.95 |

2.2.2 Statement of profit

Unit: RMB

| Items | Jan. - Sept. 2003 | | Jan. - Sept. 2002 | |
|---|---|---|---|---|
| | Parent Company | Consolidation | Parent Company | Consolidation |
| I. Income from core business | 1,364,374,814.73 | 1,419,805,477.80 | 890,355,014.30 | 929,332,405.99 |
| Add: Cost of core business | 759,618,520.99 | 764,675,931.34 | 612,245,827.92 | 631,152,196.66 |
| Taxes and surcharge of core business | 58,653,383.08 | 61,495,835.80 | 44,517,750.66 | 46,864,200.61 |
| II. Profit of core business | 546,102,910.66 | 593,633,710.66 | 233,591,435.72 | 251,316,008.72 |
| Add: Profit of other business lines | 832,738.80 | 5,791,501.86 | 1,053,377.10 | 5,645,449.08 |
| Less: Operating expense | 10,927,845.61 | 11,244,838.13 | 14,021,755.27 | 14,403,520.36 |
| Administrative expense | 39,848,158.30 | 78,312,344.24 | 13,023,924.76 | 38,889,431.62 |
| Financial expense | -15,414,868.87 | -9,394,195.60 | 21,195,951.37 | 24,162,214.49 |
| III. Operating profit | 511,574,514.42 | 519,262,225.75 | 186,403,181.42 | 179,506,291.33 |
| Add: Investment earnings | 19,847,508.67 | 20,933,313.72 | 33,230,982.70 | 41,482,896.31 |
| Subsidy income | - | - | - | - |
| Non - operating income | - | 198,936.68 | 418,491.00 | 660,497.67 |
| Less: non - operating expenditure | 200,000.00 | 564,746.93 | 31,397.60 | 111,099.22 |
| IV. Total profit | 531,222,023.09 | 539,829,729.22 | 220,021,257.52 | 221,538,586.09 |
| Less: Income tax | 77,034,067.36 | 80,917,811.59 | 27,773,750.00 | 27,773,750.00 |
| Minority shareholders' gains and losses | - | -3,743,117.38 | - | -1,597,804.19 |
| Add: Unconfirmed investment losses | - | - | | |
| V. Net profit | 454,187,955.73 | 462,655,035.01 | 192,247,507.52 | 195,362,640.28 |

Unit: RMB

| Items | Jul. - Sept. 2003 | | Jul. - Sept. 2002 | |
|---|---|---|---|---|
| | Parent Company | Consolidation | Parent Company | Consolidation |
| I. Income from core business | 394,375,167.66 | 399,116,853.21 | 250,959,215.87 | 251,765,154.82 |
| Add: Cost of core business | 230,996,951.67 | 230,446,148.78 | 119,297,506.99 | 119,409,218.93 |
| Taxes and surcharge of core business | 16,896,955.17 | 17,134,608.31 | 12,547,960.79 | 12,965,812.86 |
| II. Profit of core business | 146,481,260.82 | 151,536,096.12 | 119,113,748.09 | 119,390,123.03 |
| Add: Profit of other business lines | 279,656.25 | 2,238,583.47 | 377,939.45 | 1,600,812.69 |
| Less: Operating expense | 984,100.20 | 1,007,001.04 | 6,326,241.47 | 6,405,191.31 |
| Administrative expense | 8,585,748.68 | 13,923,265.81 | 7,335,111.66 | 15,563,076.45 |
| Financial expense | -6,602,988.61 | -4,673,510.33 | 1,483,708.16 | 3,123,265.00 |
| III. Operating profit | 143,794,056.80 | 143,517,923.07 | 104,346,626.25 | 95,899,402.96 |
| Add: Investment earnings | 8,417,351.98 | 10,955,036.15 | 32,879,859.77 | 39,842,889.70 |
| Subsidy income | - | - | - | - |
| Non - operating income | - | 170,091.17 | - | 127,000.00 |
| Less: non - operating expenditure | - | 162,062.93 | 31,397.60 | 32,878.60 |
| IV. Total profit | 152,211,408.78 | 154,480,987.46 | 137,195,088.42 | 135,836,414.06 |
| Less: Income tax | 20,000,000.00 | 20,171,670.92 | 15,020,000.00 | 15,020,000.00 |
| Minority shareholders' gains and losses | - | 43,115.51 | - | -1,407,174.35 |
| Add: Unconfirmed investment losses | - | - | - | - |
| V. Net profit | 132,211,408.78 | 134,266,201.03 | 122,175,088.42 | 122,223,588.41 |

2.3 Total number of shareholders at the end of the report period: 181,456 shareholders (including 65,673 shareholders of B - share).

**3. Discussion and Analysis of the Management**

3.1 Brief analysis to total status of operating activities in the report period

In the report period, the industry involved by the Company and the scope of core business remained unchanged.

In the third quarter of 2003, the Company gained significant achievements in operation and attracting investments of the land; the signature of contract on Land X2 will produce steadily a favorable influence on the Company's outstanding achievement in the future; the Company actively did its best in the evolution of project signed by the Company and received the funds of Land Transfer Contract timely; the project of real estate in progress of the Company, namely Area B of the 2nd phase of Lujiazui Garden and Lujiazui Aifa New City, were proceeding smoothly according to the plan. Sales income of Area A and the relevant real estate lease were good.

In the report period, the Company realized an income form core business of RMB 399,116,853.21, a profit from core business of RMB 151,536,096.12 and a net profit of RMB 134,266,201.03.

3.1.1 Particulars about core industries or products taking over 10% of the total amount of income from core business or profit of core business

√Applicable ☐Inapplicable

Unit: RMB

| Industries | Income from core business | Cost of core business | Gross profit ratio (%) |
|---|---|---|---|
| Land lease | 359,778,790.50 | 201,818,046.28 | 43.90% |
| Sales of real estate | 34,593,377.16 | 25,285,430.72 | 26.91% |
| Including: Related transaction | | | |

3.1.2 Seasonal and periodicity characteristics of the operation

☐Applicable √Inapplicable

3.1.3 Profit formation of the report period (Explanation of reason and material change of proportion of profit of core business, profit of other business, period expense, investment income, subsidy income and income/expenditure of non - operating in the total amount of profit compared with the previous report period)

☐Applicable √Inapplicable

3.1.4 Explanation on material change of core business and its structure and the reason compared with the previous report period

☐Applicable √Inapplicable

3.1.5 Explanation of reason and material change of profitability capability of core business (gross profit ratio) compared with the previous report period

√Applicable ☐Inapplicable

The gross profit ratio of housing sale increased by a big margin compared with the same period of the last year in the third quarter because the proportion of higher - priced housing in housing sale rose.

3.2 Analysis and explanation of significant events and the influence and solutions

☐Applicable √Inapplicable

3.3 Particulars about accounting policy, accounting estimation, change of consolidated scope and significant accounting errors and explanation of reasons

☐Applicable √Inapplicable

3.4 Relevant explanation of the Board of Directors and the Supervisory Committee under the situation of being audited and provided "Non - standardized opinion"

☐Applicable √Inapplicable

3.5 Estimation of accumulative net profit from the beginning of the year to the end of next report period to be loss probably or the warning of its material change compared with the same period of the last year and explanation of reason

☐Applicable √Inapplicable

3.6 Rolling adjustment of annual business plan or budget ever disclosed

☐Applicable √Inapplicable

**Board of Directors of**
**Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.**
**Oct. 23, 2003**

Stock Code: 600663 (A share), 900932 (B share) Short Form of Stock: Lujiazui, Lujiazui B No.: L2003-013

# Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.

## Public Notice on Resolutions of the 3rd Extraordinary Meeting of the 3rd Board of Directors for 2003

The 3rd Extraordinary Meeting of the 3rd Board of Directors for 2003 of Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. (hereinafter referred to as the Company) was held by means of communication on Dec. 3, 2003. 7 Directors should be present and actually all of them attended the Meeting, including 4 interior related directors, 2 independent directors and 1 exterior director. In order to assure the validity of resolutions of the Board of Directors, the related directors did not blench from the voting, but they made the following announcements: to participate in the voting of this related transaction standing at the position of safeguarding the interests of all shareholders and to ensure that the related transaction does not harm the interests of the Company and all shareholders. The Company's 7 directors conformably agreed and passed the proposal of this related transaction. 2 independent directors expressed announcements of independent directors on the related transaction and agreed with this transaction, which was in compliance with the relevant provisions in Company Law and Articles of Association with legal and valid resolutions. The following resolutions were considered and passed conformably in the Meeting:

I: Proposal on Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. and Shanghai Lujiazui (Group) Co., Ltd.'s Accepting the Transfer of Partial Equity of Shanghai Pudong New District • Itochu Development Building Co., Ltd.

The former Shanghai Pudong New District Lujiazui • Itochu Development Building Co., Ltd. (hereinafter referred to as Development Building) was established in 1995 with registered capital amounting to USD 34.83 million and its business scope is the development, construction and operation of comprehensive and commercial buildings in the Land Plot D3-5 of Lujiazui Finance & Trade Zone. Influenced by financial crisis in Asia, all its shareholders decided to postpone its construction up to the present according to the market and the actual situation of both parties of cooperation. Before its equity transfer, the Company, Itochu Corporation (hereinafter referred to as ITC) and Itochu (China) Holding Co., Ltd. (hereinafter referred to as ICN) respectively held 60%, 20.4% and 19.6% equity of Development Building. After negotiating by all shareholders of Development Building, Japanese shareholders, namely ITC and ICN, agreed to transfer 40% equity of Development Building originally held by them at price of USD 15 million. After the equity transfer, the equity structure of Development Building is changed as follows: after the equity transfer, the Company and Shanghai Lujiazui (Group) Co., Ltd. (hereinafter referred to as Lujiazui Group) shall respectively hold 90% and 10% equity of Development Building. While the said equity transfer is being conducted, the name of this company shall be changed into "Shanghai Lujiazui Development Building Co., Ltd." and its enterprise quality shall be changed from a Sino-foreign joint venture into a Chinese enterprise correspondingly.

Since Development Building was a controlling subsidiary of the Company originally, the Company originally held 60% equity of Development Building. Whereas Lujiazui Group, another party of acceptance in this equity transfer, holds 60.05% equity of the Company and is the controlling shareholder of the Company. Thus this transaction forms a related transaction at the same time. (For details, please refer to Public Notice on the Related Transaction).

**Board of Directors of**
**Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.**
Dec. 3, 2003

Stock Code: 600663 (A share), 900932 (B share) Short Form of Stock: Lujiazui, Lujiazui B No.: L2003-014

# Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.

## Public Notice on the Related Transaction

*Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. and all members of its Board of Directors hereby assure the truthfulness, accuracy and completeness of the contents of the Notice and shall be jointly and severally liable for any falsehoods, misleading statements or material omissions carried in the Notice.*

I. Summary of the related transaction

Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. (hereinafter referred to as the Company) and Shanghai Lujiazui (Group) Co., Ltd. (hereinafter referred to as Lujiazui Group) have jointly signed an agreement on accepting the transfer of 40% equity of Shanghai Pudong New District Lujiazui • Itochu Development Building Co., Ltd. hereinafter referred to as Development Building) held by Itochu Corporation (hereinafter referred to as ITC) and Itochu (China) Holding Co., Ltd. (hereinafter referred to as ICN) (ITC holds 20.4% of its equity and ICN holds 19.6% of its equity), of which, Lujiazui Group accepts the transfer of 10% equity of Development Building held by ICN.

Since Development Building was a controlling subsidiary of the Company originally, the Company originally held 60% equity of Development Building. Whereas Lujiazui Group holds 60.05% equity of the Company and is the controlling shareholder of the Company. Thus this transaction forms a related transaction.

II. Introduction to the related party

Name of the related enterprise: Shanghai Lujiazui (Group) Co., Ltd.
Date of foundation: Aug. 29, 1990
Address: No. 981, Pudong Avenue, Shanghai
Type of the enterprise: a limited company (state-owned and sole company)
Legal representative: Kang Huijun
Registered capital: RMB 1,743.20 million
Historical evolution: Shanghai Lujiazui (Group) Co., Ltd. was restructured and formed from the former Shanghai Lujiazui Finance & Trade Zone Development Company with approval of Shanghai People's Government in Dec. 1997. Shanghai Lujiazui (Group) Co., Ltd., one of the large enterprise groups supported with emphasis by Shanghai Government, is mainly engaged in the development, comprehensive operation and harmonious management of the lands within the Zone.
Main business: development and operation of real estate, municipal infrastructure, construction and investment, investing consultation, entity investment, domestic trade, management and operation of assets, information and etc.
Major financial indexes in 2002 (after audited): net asset were RMB 4983 million and net profit was RMB 13.15 million.

III. Main contents of the object of the related transaction

ITC and ICN agrees to transfer all their equity of Development Building to the Company and Lujiazui Group according to the agreement and the Company agrees to abandon a part of the prior subscription right on ICN's transferring its equity of Development Building to Lujiazui Group. The detailed proportion is: ITC transfers all its 20.4% equity of Development Building and ICN transfers its 9.6% equity of Development Building to the Company at total price of USD 11.25 million. ICN transfers its 10% equity of Development Building to Lujiazui Group at price of USD 3.75 million. After the equity transfer, the Company shall hold 90% equity of Development Building and Lujiazui Group shall hold 10% equity of Development Building.

The parties of acceptance shall pay the payment for equity transfer in RMB equaling to USD 15 million totally to the parties of transfer on the maturity date of 80 workdays from the date of signing of this agreement or within 30 workdays from the date when the industrial and commercial administrative department issues new business license to Development Building.

IV. Main pricing rules of the contract

This equity transfer is based on the whole assets appraisal report of Development Building produced by Shanghai Oriank Assets Appraisal Co., Ltd.. From the point of market behavior, both the parties of purchasing and the parties of purchased in the equity transfer conduct the equity transfer according to the price of the principal amounting to USD 13,932,000 invested by the parties of transfer in those years and the corresponding interests from assets occupation totally amounting to RMB equaling to USD 15 million after collective negotiations. The transaction price has reflected the market value of the assets in a relatively reasonable way and the transaction is fair.

V. Purpose of the related transaction and its influence on the Company

Since the financial crisis of Asia happened in 1997, this project was postponed of its construction up to the present according to the market and the actual situation of both parties of cooperation. Since this project locates in an important position of central district of Lujiazui, the suspension of the project is not beneficial to the general development of financial central district of Lujiazui, but also is disobedient to the provisions of the State on the management of unused lands. Besides, the relevant functional departments in the Government have pushed the project to be restarted as soon as possible by issuing documents. Lujiazui Group and the Company can push the project to be started up as soon as possible and to enter into the normal implementation phase through accepting the transfer and increasing the holding of equity of Development Building held by the Japanese party.

This project locates in Land Plot D3-5 of financial central district of Lujiazui, boarding on Century Avenue in the south and nearing to Yincheng Road East in the west, and has the exclusively regional advantage. At present, the demand for commercial buildings in this area is prosperous. After construction, the project can bring relatively high investment return for Development Building and impact on the Company's investment earnings. At the same time, after the startup of the project, the Company shall actively attract investments from outside and import financial institutions and large enterprises with influence at home and abroad, which is beneficial to push the improvement in functions of financial & trade zone of Lujiazui and sustainable development of the listed companies.

The amount of this related transaction with the large shareholder Lujiazui Group amounting to USD 3.75 million equals to approximately RMB 31 million, which takes 0.6% of the net assets of the Company. Since the agreement has been negotiated again and again for several times and the time limit for startup of the project stipulated by the government departments has expired. The agreement, after being signed, shall just be implemented with approval of other relevant governing departments in the government. The Company shall actively push the project to be restarted as soon as possible.

VI. Opinions of independent directors

The Company's two independent directors, namely Yao Xitang and Huang Xixiong, considers that this equity purchase is the agreement reached by both parties of transaction according to the market mechanism and can push the project to be started up as soon as possible after the retreat of foreign investors and can bring good economic benefits for the continuous existence of the Company. The procedure voting of this transaction is legal, in compliance with the provisions in Company Law and Articles of Association. The transaction is in accordance with the principles of "openness, fairness and justness" and does not damage the interests of the Company and its middle and small shareholders, which is beneficial to the sustainable development of the listed companies.

VII. Documents available for reference

1. Resolutions of the Board of Directors of the Company and Position Paper signed and confirmed by independent directors;
2. Assets Appraisal Report and Independent Financial Report produced by Shanghai Oriank Assets Appraisal Co., Ltd.;
3. The text of Equity Transfer Agreement;
4. Resolutions of the Board of Directors of Shanghai Pudong New District Lujiazui • Itochu Development Building Co., Ltd.;
5. SAOSPSA [2003] No. 111 document;
6. PCL [2003] No. 023 document issued by Construction Bureau in New District of Pudong, Shanghai.

**Board of Directors of**
**Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.**
Dec. 3, 2003

# 方正证券有限责任公司关于江西长力汽车弹簧股份有限公司关联交易之独立财务顾问报告

一、释义

除非另有说明，以下简称在本报告中的含义如下：

长力股份：指江西长力汽车弹簧股份有限公司

红岩长力：指重庆红岩长力汽车弹簧有限公司

海鸥公司：指上海海鸥实业有限公司

红弹公司：指重庆重型汽车集团红岩汽车弹簧有限责任公司

南钢公司：指南昌钢铁有限责任公司

板簧公司：指江西汽车板簧有限公司

本独立财务顾问：指方正证券有限责任公司

本次关联交易：指长力股份收购海鸥公司所持红岩长力56%的股权以及长力股份与南钢公司之间部分经营性关联交易的价格调整事项

元：指人民币元

二、绪言

方正证券有限责任公司接受长力股份董事会的委托，担任本次关联交易的独立财务顾问，并就本次关联交易出具独立财务顾问报告。本独立财务顾问的责任是按照证券行业公认的业务标准、道德规范和勤勉尽责精神，经过审慎调查，出具本独立财务顾问报告，发表独立的财务顾问意见，旨在对本次关联交易做出独立、客观、公正的评价，以供有关各方参考。本独立财务顾问报告系根据《中华人民共和国公司法》、《中华人民共和国证券法》及《上海证券交易所股票上市规则》等有关法律法规以及长力股份第二届董事会第四次会议决议、海鸥公司与长力股份签订的《关于重庆红岩长力汽车弹簧有限公司股权转让的协议书》、长力股份与南钢公司签订的《关于调整部分关联交易价格的补充协议》、广东恒信德律会计师事务所有限公司出具的(2003)恒德赣审字064号《审计报告》、北京天健兴业资产评估有限公司出具的天兴评报字(2003)第060号《资产评估报告书》和北京市天银律师事务所出具的《法律意见书》等文件而编制。

声明事项：

(一)在近两年内，本独立财务顾问与本次关联交易所有当事方无任何利益关系，就本次关联交易所发表的有关意见是完全独立进行的。

(二)本报告所依据的文件、资料及其他相关材料由交易各方及当事人提供，提供方向本独立财务顾问保证，其为出具本报告所提供的所有文件和材料均真实、准确、完整，不存在任何虚假、误导性陈述或重大遗漏，并对其真实性、准确性、完整性承担全部责任。

(三)本独立财务顾问的职责范围并不包括应由长力股份董事会负责的对本次关联交易事项在商业上的可行性评论。本独立财务顾问并未参与本次关联交易条款的磋商和谈判。本独立财务顾问报告旨在就本次关联交易对长力股份的全体股东是否公平、合理，遵循诚实信用、勤勉尽责的原则独立发表意见。

(四)政府有关部门及中国证监会对本报告书内容不负任何责任，对其内容的真实性、准确性和完整性不作任何保证。同时，本财务顾问提醒投资者注意，本报告不构成对长力股份的任何投资建议或意见，对投资者根据本报告做出的任何投资决策可能产生的风险，本财务顾问不承担任何责任。

(五)本独立财务顾问重点提请广大投资者认真阅读长力股份董事会发布的关于本次关联交易的公告及与本次关联交易有关的审计报告、资产评估报告书、法律意见书等文件全文。

三、本次关联交易的要点

本次关联交易涉及两项内容：一是长力股份收购海鸥公司所持红岩长力56%的股权；二是长力股份与南钢公司之间部分经营性关联交易的价格调整。

1.股权收购关联交易

收购方：长力股份　　出让方：海鸥公司

收购标的：海鸥公司持有的红岩长力56%的股权，即3,151.75万股。

收购价格及定价依据：1.072元/股，计3,380万元；以经北京天健兴业资产评估有限公司评估并报送江西省国有资产管理委员会办公室备案的红岩长力资产评估结果为定价依据，结合专项审计结果由双方协商确定收购价格。

2.部分经营性关联交易的价格调整

交易双方：长力股份、南钢公司

交易内容：长力股份由于生产经营的实际需要，从南钢公司采购铁水、煤气等，双方于2003年1月1日签订了《铁水及工业氧气的供应合同》及《综合服务协议》。从2003年年初以来，南钢公司用于生产铁水的原材料价格持续上涨，导致南钢公司生产成本上涨，同时根据南昌市煤气市场价格变动情况，需要对铁水、煤气的供应价格进行相应调整。

四、关联交易有关各方的基本情况及其关联关系

(一)基本情况

1.江西长力汽车弹簧股份有限公司

成立日期：1999年9月16日

注册资本：12,500万元

注册地址：南昌市高新技术产业开发区火炬大道31号

法定代表人：[illegible]

经营范围：汽车钢板弹簧、扭杆弹簧、稳定杆、弹簧扁钢、减震器等汽车零部件的研制开发、制造、销售，汽车(含小轿车)销售，金属制品加工及销售，出口本企业产品，进口商品(国家限定公司经营和国家禁止进出口的商品除外)。

长力股份是经江西省人民政府赣股［1999］08号批准证书批准，由江西汽车板簧有限公司作为主发起人，并联合广州市天高有限公司、江铃汽车集团公司、江西上饶信江实业集团公司、江西省进口汽车配件有限公司共同发起设立的股份有限公司。经中国证监会证监发行字［2003］109号文批准，长力股份于2003年9月16日首次公开发行社会公众股(A股)5,000万股，并于2003年9月30日在上海证券交易所挂牌交易，股票代码600507。

财务状况：根据长力股份公布的2003年第三季度报告：截至2003年9月30日，总资产为76,565.07万元，净资产为49,735.89万元，2003年1-9月利润总额为3,890.82万元。

2.重庆红岩长力汽车弹簧有限公司

成立日期：2003年6月27日

注册资本：5,628.13万元

注册地址：重庆市渝中区龙隐路2号

法定代表人：喻云梯

经营范围：开发、制造、销售汽车钢板弹簧、导向臂、汽车横向稳定杆、油气悬挂及举升缸以及其他汽车零部件(不含汽车发动机)，经营本企业自产机电产品、成套设备及相关技术的出口业务和本企业所需的机械设备、零配件、原辅材料及技术的进口业务，但国家限定公司经营或禁止进出口的商品及技术除外，开展本企业的"三来一补"业务。

红岩长力是由海鸥公司与红弹公司共同出资设立的有限责任公司，其中海鸥公司以现金出资3,151.75万元，占公司注册资本的56%，红弹公司以生产经营性净资产出资2,476.38万元，占公司注册资本的44%。

财务状况：根据广东恒信德律会计师事务所有限公司出具的审计报告，截至2003年10月31日，红岩长力总资产为15,962.99万元，净资产为5,794.37万元，2003年7-10月利润总额为248.13万元。

3.上海海鸥实业有限公司

成立日期：2003年6月11日

注册资本：7,000万元

注册地址：上海市浦东新区金桥路2446号308室

法定代表人：喻云梯

经营范围：钢材、矿产品(除专控)、冶金炉料(不含生产性废旧金属)、金属材料、建材、装潢材料、五金交电、化工产品(除危险品)、仪器仪表、机电设备、汽车配件的销售，服装加工，苗木种植，计算机软硬件的开发以及相关业务的咨询服务(涉及许可经营的凭许可证经营)。

海鸥公司是由南钢公司与板簧公司共同出资设立的有限责任公司，其中南钢公司出资90%，即6,300万元，板簧公司出资10%，即700万元。

财务状况：截至2003年10月31日，总资产为8,903.58万元，净资产为7,091.38万元，2003年6-10月利润总额为101.11万元(合并报表未经审计)。

4.南昌钢铁有限责任公司

成立日期：1995年5月5日

注册资本：102,666.1万元

注册地址：南昌市东郊南钢路

法定代表人：傅民安

经营范围：钢锭、生铁、钢材、模具、锡板、钢板、汽车弹簧、水泥、石灰石、焦炭、煤气、煤化副产品冶炼、制造、加工、自销；出口本企业产品；进口商品(国家核定公司经营的12种进出口商品除外)、建筑安装(以上项目国家有专项规定的凭许可证或资质证经营)。

南钢公司前身为南昌钢铁厂，创建于1958年8月，1995年改制为国有独资性质的有限责任公司，隶属于江西省冶金集团公司；2001年12月与中国华融资产管理公司、中国东方资产管理公司共同组建多元投资主体的有限责任公司。

财务状况：截至2003年10月31日，总资产为420,069.86万元，净资产为149,376.23万元，2003年1-10月利润总额为6,628.37万元(合并报表未经审计)。

(二)交易有关各方的关联关系

海鸥公司是红岩长力的控股股东，目前持有红岩长力56%的股权。

南钢公司是海鸥公司的控股股东，目前持有其90%的股权；同时南钢公司是板簧公司的控股股东，持有其99.77%的股权。而板簧公司是长力股份的控股股东，目前持有其56.728%的股权，故南钢公司是长力股份的实际控制人。本次长力股份收购海鸥公司所持红岩长力56%的股权以及长力股份与南钢公司之间部分经营性关联交易的价格调整事项属关联交易。

交易有关各方关联关系如下图示：


南钢公司
99.77%
板簧公司
90%
56.728%
10%
长力股份
海鸥公司
红弹公司
56%
56%
44%
红岩长力

五、本次关联交易的原则和动因

(一)本次关联交易的基本原则

1.遵守现行有关法律、法规的原则；

2.公开、公平、公正的原则；

3.诚实信用、协商一致的原则；

4.优化资源配置，增强经营和盈利能力，有利于长力股份长远发展，充分保护公司全体股东特别是中小股东利益的原则。

(二)本次股权收购关联交易的动因

长力股份主营业务为生产销售汽车钢板弹簧、弹簧扁钢、优质圆钢，是江西省最大的汽车钢板弹簧生产厂家，是中国汽车零部件定点生产厂家之一，属于中国汽车配件工贸集团成员企业。根据2002年《中国汽车工业年鉴》统计，公司主导产品"海鸥"牌弹簧扁钢2001年产量为8.5万吨，全国市场占有率排名第二；公司主导产品"长力"牌汽车钢板弹簧产量43.7万架，全国市场占有率排名第三。公司具有丰富的汽车弹簧生产经验，产品品种、规格达300多种，有6种产品被认定为省部级重点新产品或优质产品，涉及到微车、轻卡、重卡和各种商务用车，是国内品种最齐全的生产厂家之一。公司主要配套厂家有江西五十铃、昌河股份、福建东南、东风柳汽、郑州宇通、上汽五菱等。公司是目前国内汽车弹簧行业拥有"冶炼-轧制-成型"完整生产线的三家企业之一，原材料不但自给自足，而且国内众多板簧生产厂家均有使用公司生产的弹簧扁钢。公司在原料、技术、品牌、营销等方面具有优势，拥有长期稳定的客户群，但公司在工艺设备上不能满足生产重型汽车板簧的要求，目前只能以生产中、轻型车板簧为主。另外，部分生产工艺不够先进，生产设备有待更新。

红岩长力是国内专业从事汽车悬架弹性元件制造的骨干企业，于2003年6月27日由海鸥公司与红弹公司合资组建而成(其中红弹公司以生产经营性净资产出资)，而红弹公司前身是重庆红岩汽车弹簧厂，始建于1938年。红岩长力目前主要生产汽车钢板弹簧［导向臂(臂)］、横向稳定杆、油汽悬挂及举升缸等三大类产品，在全国板簧行业中产销量位居前列，曾被重庆市政府评为五家汽车零部件"小巨人"之一，公司"红岩"牌商标被重庆市工商局认定为重庆市著名商标。公司现已拥有年产汽车钢板弹簧3万吨，横向稳定杆6万件，油汽悬挂及举升缸900只的生产能力。公司拥有专业的汽车悬架研究所和产品性能实验室，具有较强的开发、设计、科研、测试手段和能力，在同行业中处于领先水平。

红岩长力是以配套销售为主的企业，所生产的各式钢板弹簧、横向稳定杆主要为重庆重汽、庆铃汽车、中国重汽、陕西重汽、北方奔驰、北京福田等公司生产的重型汽车配套；为郑州宇通、厦门金龙、苏州金龙、桂林大宇、安凯客车、扬州亚星、广州客车、东风杭汽、重庆客车、成都客车等公司生产的客车配套。近几年公司实现了经营战略的调整，市场结构实现了以重型汽车和客车为发展重点的转变，重型汽车和客车配套产品的销售量占全年销售量的85%左右，其产品占据了西南地区大部分市场。公司在生产业务中所需的主要原材料是弹簧扁钢，主要原材料供应商为长力股份，所占比重达到80%以上。

长力股份近期内的业务发展目标为贯彻以生产汽车弹簧、弹簧扁钢主业为主、多元化发展、做大做强做精的公司发展战略，有选择地发展扩大汽车钢板弹簧品种和生产规模。长力股份通过收购海鸥公司所持红岩长力56%的股权，以强强联合、优势互补的方式进一步拓展了汽车钢板弹簧业务，可以快速、有效地介入国内重型汽车和客车板簧领域，填补公司在产品品种和规格方面的不足；结合红岩长力的技术优势，有效地缩短研制、开发和重新开拓该类产品市场的时间；借助红岩长力在其主要产品领域内的市场影响力，提升长力股份品牌知名度和市场占有率；同时提高长力股份汽车弹簧的产量和效益，增强长力股份的核心竞争力和可持续发展能力。

(三)本次部分经营性关联交易价格调整的动因

长力股份由于生产经营的实际需要，从南钢公司采购铁水、煤气等，双方于2003年1月1日签订了《铁水及工业氧气的供应合同》及《综合服务协议》。从2003年年初以来，南钢公司用于生产铁水的铁矿石、焦炭等原材料价格持续上涨，导致南钢公司生产成本上涨；同时南昌市煤气市场价格也发生了变动，根据《铁水及工业氧气的供应合同》第二条及《综合服务协议》第九条，经双方协商，同意对南钢公司提供的铁水、煤气等的价格进行调整。

六、本次关联交易的基本内容

(一)长力股份股权收购的关联交易

1.股权收购标的的财务状况

本次股权收购的标的是海鸥公司所持红岩长力56%的股权。根据广东恒信德律会计师事务所有限公司对红岩长力进行的专项审计结果，截至2003年10月31日，红岩长力的主要财务数据如下：

(单位：元)

| 项目 | 2003年10月31日 | 项目 | 2003年7-10月 |
|---|---|---|---|
| 流动资产 | 132,041,275.89 | 主营业务收入 | 53,517,994.01 |
| 固定资产 | 20,651,411.86 | 主营业务成本 | 43,516,579.34 |
| 无形资产 | 4,984,000.00 | 主营业务利润 | 9,663,342.33 |
| 总资产 | 159,629,881.13 | 营业利润 | 2,781,616.40 |
| 总负债 | 101,686,153.71 | 利润总额 | 2,481,264.80 |
| 净资产 | 57,943,747.42 | 净利润 | 1,662,447.42 |

2.股权收购标的的资产评估情况

根据北京天健兴业资产评估有限公司出具的《资产评估报告书》，以2003年10月31日为资产评估基准日，红岩长力资产总额的评估价值为16,202.82万元，负债总额的评估价值为10,168.61万元，净资产的评估价值为6,034.21万元，上述评估结果已经报送江西省国有资产管理委员会办公室备案。

简要评估分项如下表所示：(单位：万元)

| 科目名称 | 账面价值 | 调整后账面值 | 评估价值 | 增值额 | 增值率% |
|---|---|---|---|---|---|
| 流动资产 | 13,204.13 | 13,204.13 | 13,485.50 | 281.38 | 2.13 |
| 固定资产 | 2,260.46 | 2,260.46 | 2,218.92 | -41.54 | -1.84 |
| 无形资产 | 498.40 | 498.40 | 498.40 | 0.00 | 0.00 |
| 总资产 | 15,962.99 | 15,962.99 | 16,202.82 | 239.83 | 1.50 |
| 总负债 | 10,168.61 | 10,168.61 | 10,168.61 | 0.00 | 0.00 |
| 净资产 | 5,794.37 | 5,794.37 | 6,034.21 | 239.83 | 4.14 |

3.股权收购的定价依据与交易价格

根据海鸥公司与长力股份签订的《关于重庆红岩长力汽车弹簧有限公司股权转让的协议书》，本次股权收购以红岩长力截至评估基准日2003年10月31日的资产评估结果为定价依据，并参考审计结果由双方协商确定交易价格。

本次股权收购总价款为红岩长力经评估的净资产数值6,034.21万元乘以56%的股权比例，为3,379.16万元。双方经协商确定收购价格为3,380万元，折合每股收购价格为1.072元。

4.股权收购的资金来源和支付方式

本次股权收购所需资金将在长力股份汽车板簧生产线技术改造项目所使用的募集资金中安排，涉及有关调整募集资金投资项目实施方式的决议已经长力股份第二届董事会第四次会议审议通过；股权收购款以银行转帐方式支付，在股权转让协议生效及股权转让手续全部办理完毕之日起七日内到位。

(二)长力股份与南钢公司发生的部分经营性关联交易价格调整

长力股份目前采取铁水"热装热送"工艺，可以大幅提高产品质量、降低能耗、节约成本，为此长力股份与南钢公司于2000年1月3日签订《铁水及工业氧气供应合同》，根据长力股份生产经营的需要由南钢公司向其提供铁水和工业氧气，其中铁水定价为820元/吨。由于铁水的供应价格受原材料成本的变化而需要相应调整，长力股份与南钢公司一致同意，在原合同确定原则和条件基础上，于2003年1月1日重新签订了该合同，将南钢公司向长力股份供应的铁水价格调整为850元/吨。

长力股份与南钢公司于2003年1月1日续签了《综合服务协议》，由南钢公司向长力股份提供生产用水、电、蒸汽、煤气等综合服务，其中，焦炉煤气价格为0.56/立方米，混合煤气价格为0.23元/立方米。

由于从2003年年初以来，全国钢材产品市场产销两旺，价格持续上涨，带动了原材料价格的持续上涨。目前，铁矿石资源非常缺乏，南钢公司的铁精粉和球团粉采购均价上涨了200元/吨，焦碳生产成本上涨了300元/吨，因此，南钢公司生产铁水的成本也随之上涨，同时南昌市煤气市场价格也发生了变动。根据长力股份与南钢公司签订的《铁水及工业氧气的供应合同》第二条及《综合服务协议》第九条，经双方协商，依据成本价格加合理利润的原则，将铁水价格由原来的850元/吨调整为1,110元/吨，将焦炉煤气价格由原来的0.56/立方米调整为0.513/立方米、混合煤气价格由原来的0.23元/立方米调整为0.36元/立方米(以上价格均为不含税价格)，并于2003年11月27日签订了《关于调整部分关联交易价格的补充协议》。

七、独立财务顾问意见

(一)主要假设

本报告就此次关联交易发表的意见是建立在以下假设的前提下：

1.国家现行法律法规及有关行业政策无重大变化；

2.交易各方所在地区的社会、经济环境及所处行业无重大变化；

3.长力股份的公司章程、基本管理制度及经营状况无重大变化；

4.无其它不可预测及不可抗力因素造成重大不利影响；

5.本次关联交易不存在其他障碍，能如期完成；

6.本独立财务顾问报告所依据的资料具有真实性、准确性、完整性和及时性；

7.有关中介机构对本次关联交易所出具的相关法律、财务文件真实、可靠、完整，本次关联交易有关的审计报告、资产评估报告所依据的假设前提成立。

(二)本次关联交易的合法性、合规性

1.本次关联交易已经2003年11月27日召开的长力股份第二届董事会第四次会议审议通过，并提交将于2003年12月29日召开的长力股份2003年第二次临时股东大会审议；

2.海鸥公司出让其持有的红岩长力56%股权的事项已经海鸥公司董事会、股东会审议通过，且红岩长力本次资产评估结果已经报送江西省国有资产管理委员会办公室备案；

3.长力股份与海鸥公司已于2003年11月27日签订了《关于重庆红岩长力汽车弹簧有限公司股权转让的协议书》，长力股份与南钢公司已于2003年11月27日签订了《关于调整部分关联交易价格的补充协议》；

4.长力股份按照有关信息披露的规则和要求，履行了有关信息披露义务。

综上所述，本独立财务顾问认为本次关联交易符合《中华人民共和国公司法》、《中华人民共和国证券法》及《上海证券交易所股票上市规则》等相关法律法规和规范性文件的规定。

(三)本次关联交易的公平性、合理性

1.本次关联交易是依据有关法律、法规和公司章程、关联交易内部决策制度等规定程序作出的，整个交易建立在公平自愿的基础上；

2.长力股份董事会在对该关联交易形成决议的过程中，关联董事按规定回避表决，非关联董事一致通过；

3.2003年11月27日，长力股份独立董事就本次关联交易发表了独立意见，认为"关于长力股份调整其与南钢公司铁水等交易价格事项的关联交易议案表决程序符合有关法律法规、规范性文件及本公司章程的相关规定，合法、有效；本次关联交易价格调整客观、合理、价格公允，体现和反映了原料市场价格变动的真实情况，不存在损害公司及公司股东利益的行为。关于长力股份受让股权事项的关联交易议案表决程序符合有关法律法规、规范性文件及本公司章程的相关规定，合法、有效，交易公允，不存在损害公司及公司股东利益的行为。"

4.本次关联交易尚需经长力股份2003年第二次临时股东大会批准，在表决时，与本次关联交易有利害关系的关联方将按规定回避表决；

5.长力股份已按照有关对上市公司信息披露的规定，对本次关联交易的董事会决议和召开股东大会的通知均作了及时公告，召开股东大会的通知公告日期和股东大会的召开日期间隔符合有关规定；

6.本次股权收购以经具有证券从业资格的资产评估机构评估后的结果为定价依据(即以经评估的净资产值直接乘以收购的股权比例；红岩长力的净资产评估增值239.83万元，增值比例为4.14%；红岩长力成立后的2003年7-10月实现净利润为166.24万元)。有关铁水、煤气等部分关联交易价格的调整是基于市场变化的需要，且客观、公允、合理，符合市场真实价格水平，不存在对交易任何一方利益的侵犯。

综上所述，本独立财务顾问认为本次关联交易体现了"公开、公平、公正"的原则，不存在损害公司及公司股东利益的行为。

(四)本次关联交易对长力股份的影响

1.对公司未来发展前景的影响

长力股份通过收购海鸥公司所持红岩长力56%的股权，将完善汽车钢板弹簧产品品种，优化产品结构；扩大公司的产能和产量，拓展产品市场占有率，提升公司行业地位，提高公司的盈利能力；同时提高公司产品的生产工艺水平和技术优势，提高研制、开发、生产重、中、轻、微型汽车钢板弹簧的能力，对公司未来的发展具有战略性意义。

长力股份调整与南钢公司之间的铁水、煤气等部分关联交易价格，是全国钢铁市场原材料价格普遍上涨、煤气市场价格发生变化等市场因素影响所致，符合交易双方正常生产经营需要，调整后价格公平合理，对公司未来发展不会产生重大不利影响。

2.对公司经营业绩的影响

本次股权收购完成后，长力股份可以充分发挥红岩长力的生产能力，结合汽车板簧生产线技术改造项目的实施，预计2004年汽车钢板弹簧产量增加2.6万吨，重型及客车稳定杆产量增加3.5万件，有助于提高公司未来的经营业绩。

本次调整铁水、煤气等部分关联交易价格将增加长力股份主要产品的生产成本，公司主要产品的销售价格也将根据市场行情的具体变化相应提高，公司利润空间不会受到较大不利影响。

3.对公司法人治理结构和五分开的影响

本次关联交易不会影响长力股份与控股股东板簧公司和实际控制人南钢公司在资产、业务、人员、机构、财务方面的独立性。

4.对中小股东或非关联股东利益的影响

本次关联交易有助于长力股份增强在市场竞争中的实力，实现可持续发展，没有侵害中小股东和非关联股东的合法权益。关联交易由交易双方协商一致，并将提交长力股份股东大会表决(关联股东回避表决)；关联交易内容和表决程序符合《中华人民共和国公司法》、《中华人民共和国证券法》等相关法律、法规的规定，体现了公开、公平、公正的原则；符合公司全体股东的利益。

八、提请投资者特别注意的问题

(一)本次关联交易需经长力股份2003年度第二次临时股东大会审议通过方可生效，关联股东将放弃在股东大会上对该议案的投票权。

(二)本次调整铁水、煤气等部分关联交易价格将增加长力股份主要产品的生产成本，对其未来的利润增长会产生一定的影响。

(三)本次股权收购关联交易完成后，长力股份对红岩长力进一步整合的效果将对公司的经营管理和业绩增长产生相应的影响。

(四)请认真阅读长力股份董事会关于本次关联交易的公告及相关文件。

九、备查文件

1.长力股份第二届董事会第四次会议决议；

[illegible]

3.海鸥公司关于红岩长力股权转让的董事会、股东会决议；

4.海鸥公司与长力股份签订的《关于重庆红岩长力汽车弹簧有限公司股权转让的协议书》；

5.长力股份与南钢公司签订的《关于调整部分关联交易价格的补充协议》；

6.长力股份董事会关于本次关联交易的公告；

7.广东恒信德律会计师事务所有限公司出具的《审计报告》；

8.北京天健兴业资产评估有限公司出具的《资产评估报告书》；

9.北京市天银律师事务所出具的《法律意见书》；

10.经独立董事签字确认的独立董事意见。

十、关于本独立财务顾问

独立财务顾问：方正证券有限责任公司

法定代表人：李华强

公司地址：杭州市平海路1号

电话：021-50368362　021-50367847

联系人：杨彦君

方正证券有限责任公司

二〇〇三年十一月二十八日

---

证券代码：600279　证券简称：重庆港九　编号：临2003-028

## 重庆港九股份有限公司澄清公告

本公司及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

2003年11月28日《证券时报》第2版刊登了题为《重庆港九委托投资国债迷雾重重》的文章，对重庆港九股份有限公司(以下简称"本公司或公司")的国债投资及信息披露等情况进行了报道和质疑，本公司现就有关问题澄清声明如下：

一、本公司委托证券公司管理国债的情况说明

2002年12月26日公司委托大鹏证券有限公司管理国债3000万元，委托期限至2003年12月25日止；2003年1月16日委托大鹏证券有限公司管理国债3000万元，委托期限至2003年12月31日止，2003年6月从大鹏证券收到投资收益285万元。按照现行会计制度规定，短期投资在本金尚未收回的情况下不能确认投资收益，公司将收到的285万元收益作收回投资本金处理。

公司本着对投资者负责的态度，密切关注委托大鹏证券理财资金的安全性，至今没有发现该笔资金存在风险。委托期限届满，公司将如期收回这笔资金和投资收益。

公司此项委托理财系委托大鹏证券有限公司，与大鹏证券有限公司下属营业部没有委托关系。

二、关于公司自营国债的情况说明

2003年公司中期报告披露2003年2月26日和3月24日公司国债投资各5000万元，因该资金预计用于公司技改项目并将逐步投入，故公司将其先期投入国债市场进行国债逆回购操作。考虑到国债逆回购的无风险特征，公司未就该事宜进行信息披露，鉴于该国债逆回购操作未对公司产生资产减值的情况，故没有在三季度报告中计提损失准备。

三、关于银行贷款的情况说明

截止2003年12月1日，公司的银行贷款余额为1.15亿元；3季度报告中银行贷款余额为1.25亿元(不含子公司贷款1100万元)，与《证券时报》文章中叙述的2.39亿余元相差甚远，不知其依据何在。公司一贯注重在控制财务风险的前提下，充分发挥财务杠杆的作用，从目前公司的经营运作来看，不存在该文中所提示的财务风险。

四、本公司郑重提醒广大投资者：《上海证券报》、《中国证券报》为公司选定的信息披露报刊，本公司发布的信息以在上述指定报刊刊登的公告为准；请广大投资者理性投资，注意风险。

特此公告

重庆港九股份有限公司

二〇〇三年十二月四日

---

证券代码：600181　证券简称：云大科技　编号：临2003-030

## 云大科技股份有限公司提示性公告

本公司及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

据公司第三大股东云南省农垦供销公司通知：该公司于近日收到云南省高级人民法院民事裁定书［(2001)云高法执字第23号附2号］，云南省高级人民法院依法(简称"省高院")于2002年5月20日委托上海技术产权拍卖有限公司对云南省农垦供销公司所持有的公司法人股30400920股(已冻结)进行拍卖。上海技术产权拍卖有限公司于2002年6月17日、9月30日、11月29日对上述冻结股份进行三次拍卖，均未成交。2003年11月17日，上海技术产权拍卖有限公司组织第四次拍卖，经公开拍卖，买受人中国和平(北京)投资有限公司以5350万元购得上述股份，并支付了全部拍卖价款。省高院依照最高人民法院《关于适用〈中华人民共和国民事诉讼法〉若干问题的意见》第一百零八条、第一百零九条，《中华人民共和国拍卖法》第五十五条之规定，作出以下裁定：

一、解除对云南省农垦供销公司所持有的公司法人股30400920股的冻结。

二、云南省农垦供销公司所持有的公司法人股30400920股归中国和平(北京)投资有限公司所有。

但公司第一大股东云南云大投资控股有限公司对上海技术产权拍卖有限公司提起诉讼一案在受理过程中(详见2003年12月1日刊登在《中国证券报》、《上海证券报》、《证券时报》的本公司公告)，因此，本公司将密切关注此事态的发展状况，并及时履行信息披露义务。请投资者注意投资风险。

特此公告

云大科技股份有限公司

2003年12月4日

---

股票代码：A股600663　B股900932　股票简称：陆家嘴　陆家B股

编号：临2003-013

## 上海陆家嘴金融贸易区开发股份有限公司二〇〇三年第三届董事会第三次临时董事会会议决议公告

上海陆家嘴金融贸易区开发股份有限公司二〇〇三年第三届董事会第三次临时董事会会议于2003年12月3日以通讯表决方式召开，会议应到董事7人，实到董事7人，其中内部关联董事4名，独立董事2名，外部董事1名，为保证董事会决议的有效性，关联董事未回避事项表决，但关联董事做出如下的声明：站在全体股东利益的立场上参加本次关联交易表决，保证关联交易不损害公司及全体股东的利益。本公司7名董事一致同意通过此项关联交易议案，2名独立董事对关联交易发表了独立董事声明，对此项交易持赞同意见。符合《公司法》和《公司章程》的有关规定，所作决议合法有效。会议一致同意通过如下决议：

一、关于上海陆家嘴金融贸易区开发股份有限公司与上海陆家嘴(集团)有限公司受让上海浦东新区陆家嘴伊藤忠开发大厦有限公司部分股权的议案

原上海浦东新区陆家嘴伊藤忠开发大厦有限公司(下称开发大厦)组建于1995年，注册资本为3483万美元，经营范围为：陆家嘴金融贸易区D3-5地块内商办综合楼的开发建造及经营。受亚洲金融危机影响，各股东方根据市场及合作双方实际情况决定缓建至今。开发大厦股权转让前为上海陆家嘴金融贸易区开发股份有限公司(下称本公司)持有股权比例的60%、日本伊藤忠商事株式会社(下称ITC)持有股权比例的20.4%、伊藤忠(中国)集团有限公司(下称ICN)持有股权比例的19.6%，经开发大厦股东各方商议，日方股东ITC和ICN同意将原持有开发大厦的40%股权以1500万美元的价格进行转让，股权转让完成后，开发大厦股权结构变更为：股权转让完成后本公司占开发大厦股权比例的90%，上海陆家嘴(集团)有限公司(下称陆家嘴集团)占开发大厦股权比例的10%；在进行上述股权转让的同时，该公司名称变更为"上海陆家嘴开发大厦有限公司"，企业性质也相应的由中外合资企业变更为内资企业。

因开发大厦原系本公司的控股子公司，本公司持有开发大厦原股权比例的60%，鉴于本次股权另一受让方陆家嘴集团是本公司的控股股东，持有本公司60.05%的股权，因此本次交易同时构成关联交易(具体参见关联交易公告)。

特此公告

上海陆家嘴金融贸易区开发股份有限公司董事会

2003年12月3日

股票代码：A股600663　B股900932　股票简称：陆家嘴　陆家B股

编号：临2003-014

## 上海陆家嘴金融贸易区开发股份有限公司关联交易公告

本公司及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或重大遗漏负连带责任。

一、关联交易概述

上海陆家嘴金融贸易区开发股份有限公司(下称本公司)及上海陆家嘴(集团)有限公司(下称陆家嘴集团)于近日共同签署了关于受让日本伊藤忠商事株式会社(下称ITC)、伊藤忠(中国)集团有限公司(下称ICN)所持有的上海浦东新区陆家嘴伊藤忠开发大厦有限公司(下称开发大厦)40%股权(其中ITC占股权比例的20.4%，ICN占股权比例的19.6%)的协议，其中陆家嘴集团受让ICN所持有开发大厦的10%股权。

因开发大厦原系本公司的控股子公司，本公司持有开发大厦原股权比例的60%，鉴于陆家嘴集团是本公司的控股股东，持有本公司60.05%的股权，因此本次交易构成关联交易。

二、关联方介绍

关联企业名称：上海陆家嘴(集团)有限公司

成立日期：1990年8月29日

住所：上海浦东大道981号

企业类型：有限责任公司(国有独资)

法定代表人：康慧军

注册资本：人民币174,320万元

历史沿革：上海陆家嘴(集团)有限公司前身为上海陆家嘴金融贸易区开发公司，1997年12月经上海市人民政府批准改制形成，上海陆家嘴(集团)有限公司是上海市政府重点扶持的大型企业集团之一，主要负责区内土地的成片开发、综合经营和协调管理工作。

主营业务：房地产开发经营、市政基础设施、建设投资、投资咨询、实体投资、国内贸易、资产管理经营、信息等。

2002年度公司主要财务指标(经审计)：净资产为49.83亿元，净利润为1315万元。

三、关联交易标的主要内容

ITC和ICN同意根据协议向本公司和陆家嘴集团转让其在开发大厦中持有的全部股权，本公司同意放弃ICN将其在开发大厦中持有的股权转让给陆家嘴集团的部分之优先购买权。具体比例为：ITC将其持有的开发大厦20.4%全部股权及ICN将其持有的开发大厦9.6%的股权以合计1125万美元的价格转让给本公司，ICN将其持有的开发大厦10%的股权以375万美元的价格转让给陆家嘴集团。股权转让完成后本公司占开发大厦股权比例的90%，陆家嘴集团占开发大厦股权比例的10%。

本协议自签署之日起80个工作日届满之日或自工商行政管理部门向开发大厦核发新的营业执照之日起三十个工作日内，受让方将向转让方支付共计相当于1500万美元的人民币的股权转让款。

四、合同的主要定价依据

本次股权转让依照上海财瑞资产评估有限公司出具的上海浦东新区陆家嘴伊藤忠开发大厦有限公司整体资产评估报告为准，股权转让的收购方和被收购方均是从市场行为的角度出发，共同协商而定，依照转让方当年投入的本金1393.2万美元及相应的资金占用利息共计相当于1500万美元的人民币的价格进行股权转让，其交易价格较为合理的体现了资产的市场价值，交易行为是公允的。

五、进行关联交易的目的及对本公司的影响

1997年因亚洲金融危机发生，该项目根据市场及合作双方实际情况决定缓建至今，由于该项目地处陆家嘴中心区重要位置，项目的停工不仅不利于陆家嘴金融中心区的总体形态开发，且有背于国家闲置土地的管理规定，政府有关职能部门多次发文督促项目尽早复工。陆家嘴集团和本公司通过受让和增持日方持有的开发大厦股权，可以促使项目尽快启动，进入正常实施阶段。

该项目位于陆家嘴金融中心区D3-5地块，南接世纪大道，西临银城东路，具有不可替代的区位优势，目前该地区市场上商务楼宇需求旺盛，项目建成后可以为开发大厦公司带来较高的投资回报，并影响到本公司的投资收益。同时，项目复工后公司将积极对外招商，引进国内外有影响的金融机构和大企业入驻，这也将有利于推动陆家嘴金融贸易区的功能完善和上市公司的持续发展。

本次与大股东陆家嘴集团关联交易金额375万美元折合人民币约3100万元，此项交易金额占本公司净资产比例的0.6%。因协议历经多次反复磋谈，已超过政府部门要求复工的时限，本协议签署后还需要有关政府其他主管部门报批完成后方可实施，公司将积极地推进工程早日复工。

六、独立董事的意见

[illegible]

七、备查文件目录

1、公司董事会决议和独立董事签字确认的意见书；

2、上海财瑞资产评估有限公司出具的资产评估报告书和独立财务报告；

3、股权转让协议文本；

4、上海浦东新区陆家嘴伊藤忠开发大厦有限公司董事会决议；

5、国资办沪浦国资［2003］111号文；

6、上海市浦东新区建设局浦建土［2003］023号文。

上海陆家嘴金融贸易区开发股份有限公司董事会

2003年12月3日

证券代码:600647　股票简称:ST 同达　公告编号:临 2003-017

# 上海同达创业投资股份有限公司关于信达投资有限公司收购事宜的提示性公告

本公司于 2003 年 9 月 24 日就信达投资有限公司受让中国信达信托投资公司(以下简称"信达信托")持有的本公司法人股 2237 万股(占总股本的 41.8%)有关事宜刊登了《提示性公告》及《致全体股东报告书》,中国信达资产管理公司作为出让方就本次收购刊登了《持股变动报告书》、信达投资有限公司就本次收购刊登了《收购报告书摘要》。[详见《上海证券报》本公司 2003-011、012 公告]。由于目前信达信托的清算工作尚未完成,根据财政部及中国人民银行有关文件规定,在清算期间由清算组代为行使信达信托法人职能,因此本次收购的出让方应为中国信达信托投资公司清算组。2003 年 11 月 10 日中国信达信托投资公司清算组与信达投资有限公司签订了《股权转让协议》。鉴于本次收购的其他实质性条件未发生变化,本公司及本次收购的出让方不再重新刊登相关报告书。本次股权转让尚需经中国证监会豁免要约收购义务后方可履行。

根据《上市公司收购管理办法》等规定,本公司将及时履行相关信息披露义务。

特此公告。

上海同达创业投资股份有限公司
二 00 三年十二月三日

附:《股东持股变动报告书》
《收购报告书》

## 上海同达创业投资股份有限公司 股东持股变动报告书

上市公司名称:上海同达创业投资股份有限公司
股票上市地点:上海证券交易所
股票简称:ST 同达
股票代码:600647
信息披露义务人:信达投资有限公司
住所:北京市西城区西长安街 28 号
邮政编码:100031
联系电话:010-66068374
股份变动性质:增加(受让股权)
签署日期:二 0 0 三年十二月二日

### 重要声明

一、本报告书是依据《中华人民共和国证券法》(以下简称"《证券法》")、《上市公司股东持股变动信息披露管理办法》(以下简称"《披露办法》")、《公开发行证券的公司信息披露内容与格式准则第 15 号-上市公司股东持股变动报告书》及其他相关法律、法规编制。

二、信息披露义务人签署本报告书已获得必要的授权和批准。

三、依据《证券法》、《披露办法》的规定,本报告书已全面披露了信息披露义务人及其控制人、关联方、一致行动人所持有、控制的上海同达创业投资股份有限公司的股份;

截止本报告书签署之日,除本报告书刊登披露的持股信息外,上述信息披露义务人没有通过任何其他方式持有、控制上海同达创业投资股份有限公司的股份。

四、本次持股变动尚须受让人信达投资有限公司经中国证监会批准豁免要约收购义务后方可履行。

五、本次持股变动是根据本报告所载明的资料进行的。除本报告人外,没有委托或者授权任何其他人提供未在本报告中列载的信息和对本报告做出任何解释或者说明。

### 第一节 释义

本报告书中,除非另有说明,下列词语具有以下含义:

信达信托清算组、出让人:指中国信达信托投资公司清算组
信达投资、信息披露义务人、受让人:指信达投资有限公司
资产管理公司:指中国信达资产管理公司
ST 同达:指上海同达创业投资股份有限公司
本次收购:指由于信达信托清算组以其所持有的 ST 同达法人股 2,237 万股(占 ST 同达总股本的 41.8%)转让给信达投资而使 ST 同达第一大股东发生变化所引发的收购行为
元:指人民币元

### 第二节 信息披露义务人介绍

一、信息披露义务人的基本情况

(一)信息披露义务人基本资料

名称:信达投资有限公司
注册地:北京市西城区西长安街 28 号
注册资本:人民币三亿元
营业执照注册号码:1000001003400
企业类型:有限责任公司
经营范围:实业项目、房地产、高新技术开发项目的投资;高新技术开发、转让、技术服务;资产受托管理;资产托管、重组、财务管理的咨询、策划;经济信息咨询;机械电子设备、汽车租赁。
成立日期:2000 年 8 月 1 日
经营期限:50 年
税务登记证号码:京国税西字 110102710926844 号
地税京字 110102710926844000 号
股东名称:中国信达资产管理公司、海南建信投资管理股份有限公司、上海立人投资管理股份有限公司、深圳市建信投资发展有限公司、北京建信实业股份有限公司
通讯地址:北京市西城区西长安街 28 号
邮政编码:100031
联系电话:010-66068374

(二)信息披露义务人的实际控制人

信达投资股权结构见下表:

| 股东名称 | 出资金额(万元) | 出资比例 |
|---|---|---|
| 中国信达资产管理公司 | 28,500 | 95% |
| 海南建信投资管理股份有限公司 | 500 | 1.67% |
| 上海立人投资管理股份有限公司 | 500 | 1.67% |
| 深圳市建信投资发展有限公司 | 300 | 1% |
| 北京建信实业股份有限公司 | 200 | 0.67% |
| 合计 | 30,000 | 100% |

表 1-1

信达投资的控股股东为资产管理公司。资产管理公司为具有独立法人资格的国有独资金融企业,公司注册资本为 100 亿元人民币,财政部为唯一出资人。

二、信息披露义务人的董事

信达投资董事会由 11 名董事组成,人员情况见下表:

| 姓名 | 职务 | 国籍 | 长期居住地 | 其他国家地区居留权 |
|---|---|---|---|---|
| 朱登山 | 董事长 | 中国 | 北京 | 无 |
| 陈玉华 | 董事、总经理 | 中国 | 北京 | 无 |
| 张勇 | 董事 | 中国 | 北京 | 无 |
| 陈维中 | 董事 | 中国 | 北京 | 无 |
| 张建华 | 董事 | 中国 | 上海 | 无 |
| 姬德勤 | 董事 | 中国 | 合肥 | 无 |
| 朱金叶 | 董事 | 中国 | 济南 | 无 |
| 王建华 | 董事 | 中国 | 深圳 | 无 |
| 车国成 | 董事 | 中国 | 北京 | 无 |
| 郦祖旺 | 董事 | 中国 | 杭州 | 无 |
| 张文忠 | 董事 | 中国 | 上海 | 无 |

表 1-2

三、信息披露人持有、控制其他上市公司 5%以上股份的情况。

截至本报告签署之日,信达投资持有、控制其他上市公司百分之五以上的发行在外的股份的情况如下表:

| 上市公司名称 | 持有股份数 | 持股比例 |
|---|---|---|
| 深圳市华新股份有限公司 | 27,987,456 | 19.04% |
| 中炬高新技术实业(集团)股份有限公司 | 25,698,256 | 5.71% |

表 1-3

### 第三节 信息披露义务人持股变动情况

一、信息披露义务人持有 ST 同达股份的情况

截止本报告书签署之日,信息披露人尚未持有 ST 同达股份。

二、本次收购的协议

(一)股份转让协议

信达信托清算组和信达投资于 2003 年 11 月 10 日签订了《股份转让协议》,协议的主要内容为:

1、信达信托清算组以 1 元的价格将其持有的 ST 同达法人股 2,237 万股(占总股本的 41.8%)转让给信达投资。

2、信达信托清算组保证对该股份没有设置任何质押或担保。

3、信达投资承诺在本次收购完成后履行 ST 同达发起人应承担的义务。

4、由于本次转让的股份超过 ST 同达总股本的 30%,已触发要约收购,收购协议在经中国证监会批准豁免要约收购义务后生效。

(二)补充协议

本次股权转让未附加特殊条件,不存在上述《股份转让协议》以外的补充协议,协议双方就股权行使不存在其他安排。

(三)本次收购在经中国证监会批准豁免要约的收购义务后方可实施。

### 第四节 前六个月内买卖挂牌交易股份的情况

在本报告书签署前六个月内,信息披露义务人不存在买卖 ST 同达挂牌交易股份的行为。

### 第五节 其他重大事项

信息义务披露人声明如下:

本人及本人所代表的信达投资有限公司承诺本报告不存在虚假记载、误导性陈述或重大遗漏,并对其真实性、准确性、完整性承担个别和连带的法律责任。

信达投资有限公司(公章)
法定代表人:陈玉华
签署日期:2003 年 12 月 2 日

律师及律师事务所声明如下:

本人及本人所代表的机构已按照执业规则规定的工作程序履行勤勉尽责义务,对收购报告书的内容进行核查和验证,未发现虚假记载、误导性陈述或者重大遗漏,并对此承担相应的责任。

北京市康达律师事务所
承办律师:王萌
签署日期:2003 年 12 月 2 日

### 第六节 备查文件

1、信息义务披露人的企业法人营业执照;

2、股份转让协议。

## 上海同达创业投资股份有限公司 收购报告书

上市公司名称:上海同达创业投资股份有限公司
股票上市地点:上海证券交易所
股票简称:ST 同达
股票代码:600647
收购人名称:信达投资有限公司
收购人住所:北京市西城区西长安街 28 号
通讯地址:北京市西城区西长安街 28 号
电话:010-66068374
收购报告书签署日期:2003 年 11 月 10 日

### 重要声明

1、本报告系依据《中华人民共和国证券法》(以下简称"《证券法》")、《上市公司收购管理办法》(以下简称"《收购办法》")、《公开发行证券的公司信息披露内容与格式准则第 16 号-上市公司收购报告书》及其他相关法律、法规和部门规章的有关规定编写。

2、根据《证券法》、《收购办法》的规定,本报告书已全面披露了本公司所持有、控制的上海同达创业投资股份有限公司的股份。

3、截止本报告书签署之日,除本报告披露的持股信息外,本公司没有通过任何其他方式持有、控制上海同达创业投资股份有限公司的股份。

4、本公司签署本报告已获得必要的授权和批准,其履行亦不违反本公司章程或内部规则中的任何条款,或与之相冲突。

5、本次收购尚须取得中国证监会豁免要约收购义务后方可进行。

6、本次收购是根据本报告所载明的资料进行的。除本公司和所聘请的具有证券从业资格的专业机构外,没有委托或者授权任何其他人提供未在本报告中列载的信息和对本报告做出任何解释或者说明。

7、本公司及法定代表人承诺本次收购与其他收购人之间不存在任何关联关系,亦不存在与其他任何收购人之间达成任何口头或书面协议,或通过其他协议、合作或关联关系等方式以达到控制上市公司目的的一致行动行为。

8、本公司及法定代表人承诺本报告书已经按照《证券法》、《上市公司收购管理办法》等相关法律法规之规定履行了信息披露义务,全面披露了本公司所持上市公司股份等相关信息,其所披露信息真实、准确、完整,不存在任何虚假记载、误导性陈述或重大遗漏。

9、本公司及法定代表人承诺对本报告书之内容的真实性、准确性、完整性承担个别和连带的法律责任。

### 第一节 释义

若非另有说明,以下简称在报告中的含义如下:

本次收购:指信达投资有限公司为收购方收购中国信达信托投资公司持有的上海同达创业投资股份有限公司部分法人股的行为。

收购人、信达投资、本公司:指信达投资有限公司,为本次收购的收购方。

ST 同达、上市公司:指在上海证券交易所上市的上海同达创业投资股份有限公司,证券代码 600647。

资产管理公司:指中国信达资产管理公司。

信达信托:指中国信达信托投资公司。

清算组:指中国信达信托投资公司清算组,为本次收购的出让方。

中国、国家:指中华人民共和国。

财政部:中华人民共和国财政部。

证监会:指中国证券监督管理委员会。

元:指人民币元。

### 第二节 收购人介绍

一、收购人基本资料

收购人名称:信达投资有限公司
注册地:北京市西城区西长安街 28 号
注册资本:人民币三亿元
营业执照注册号码:1000001003400
企业类型:有限责任公司
经营范围:实业项目、房地产、高新技术开发项目的投资;高新技术开发、转让、技术服务;资产受托管理;资产托管、重组、财务管理的咨询、策划;经济信息咨询;机械电子设备、汽车租赁。
成立日期:2000 年 8 月 1 日
经营期限:自 2000 年 8 月 1 日至 2050 年 7 月 31 日
税务登记证号码:京国税西字 110102710926844 号
地税京字 110102710926844000 号
股东名称:中国信达资产管理公司、海南建信投资管理股份有限公司、上海立人投资管理股份有限公司、深圳市建信投资发展有限公司、北京建信实业股份有限公司

二、历史沿革及股权结构

信达投资成立于 2000 年 8 月 1 日,是在撤销原信达信托的基础上,为解决人员安置和遗留资产处置而设立的。信达投资是控股股东资产管理公司借以对原实体投资、非自用固定资产进行集中管理、经营和处置的载体,其基本任务就是承接资产管理公司大部分非货币资本金及原信达信托清算遗留财产,通过各种经营手段使其盘活并实现保值增值。

信达投资股权结构见下表:

| 股东名称 | 出资金额(万元) | 出资比例 |
|---|---|---|
| 中国信达资产管理公司 | 28,500 | 95% |
| 海南建信投资管理股份有限公司 | 500 | 1.67% |
| 上海立人投资管理股份有限公司 | 500 | 1.67% |
| 深圳市建信投资发展有限公司 | 300 | 1% |
| 北京建信实业股份有限公司 | 200 | 0.67 |
| 合计 | 30,000 | 100% |

表 2-1

其中,控股股东资产管理公司由财政部持股 100%。

三、收购人最近五年所受处罚及仲裁情况

最近五年内,信达投资没有受到任何与证券市场有关的行政处罚或刑事处罚,也没有涉及与经济纠纷有关的重大民事诉讼或仲裁。

四、收购人董事、监事和高级管理人员

信达投资董事会由 11 名董事组成,监事会由 5 名监事组成,副总经理等其他高级管理人员 3 人,人员情况见下表:

| 姓名 | 职务 | 国籍 | 长期居住地 | 其他国家地区居留权 |
|---|---|---|---|---|
| 朱登山 | 董事长 | 中国 | 北京 | 无 |
| 陈玉华 | 董事、总经理 | 中国 | 北京 | 无 |
| 张 勇 | 董事 | 中国 | 北京 | 无 |
| 陈维中 | 董事 | 中国 | 北京 | 无 |
| 张建华 | 董事 | 中国 | 上海 | 无 |
| 姬德勤 | 董事 | 中国 | 合肥 | 无 |
| 朱金叶 | 董事 | 中国 | 济南 | 无 |
| 王建华 | 董事 | 中国 | 深圳 | 无 |
| 车国成 | 董事 | 中国 | 北京 | 无 |
| 郦祖旺 | 董事 | 中国 | 杭州 | 无 |
| 张文忠 | 董事 | 中国 | 上海 | 无 |
| 谢玉清 | 监事 | 中国 | 北京 | 无 |
| 杨 莉 | 监事 | 中国 | 北京 | 无 |
| 忻永康 | 监事 | 中国 | 北京 | 无 |
| 魏世平 | 监事 | 中国 | 北京 | 无 |
| 姚 玲 | 监事 | 中国 | 北京 | 无 |
| 袁福华 | 副总经理 | 中国 | 北京 | 无 |
| 张忠刚 | 副总经理 | 中国 | 北京 | 无 |
| 宁桂兰 | 副总经理 | 中国 | 北京 | 无 |

表 2-2

上述人员在最近五年内没有受过行政处罚或刑事处罚,也没有涉及与经济纠纷有关的重大民事诉讼或者仲裁。

五、收购人持有、控制其他上市公司股份情况

截至本报告签署之日,信达投资持有、控制其他上市公司百分之五以上的发行在外的股份的情况如下表:

| 上市公司名称 | 持有股份数 | 持股比例 |
|---|---|---|
| 深圳市华新股份有限公司 | 27,987,456 | 19.04% |
| 中炬高新技术实业(集团)股份有限公司 | 25,698,256 | 5.71% |

表 2-3

六、收购人与其他收购人之间的关系

信达投资此次单独受让 ST 同达法人股,不存在其他收购人。

### 第三节 收购人持股情况

一、本次收购前后的持股情况

在本次股权收购前,信达投资不持有 ST 同达股份。正在清算过程中的信达信托系 ST 同达的第一大股东,持有 ST 同达 2237 万股法人股,占 ST 同达总股本的 41.8%。根据《财政部关于中国信达信托投资公司拆分划转的函》(财金[2001]49 号),该部分股权划归资产管理公司。经资产管理公司同意,将该部分股权划归信达投资。

在本次股权转让完成后,信达投资将持有 ST 同达 2237 万股法人股,占 ST 同达总股本的 41.8%,成为 ST 同达的第一大股东。

除上述拟收购的股份外,信达投资不会对 ST 同达其他股份表决权的行使产生影响。

信达投资拟收购的信达信托持有的 ST 同达法人股目前不存在任何权利限制情形,包括但不限于股份被质押、冻结。

二、本次收购的协议

1、股权转让协议

信达投资和清算组于 2003 年 11 月 10 日签订了《股权转让协议》,协议的主要内容为:

由信托投资承接信达信托所持有的 ST 同达 2,237 万股社会法人股,总价款为 1 元。

清算组保证对该股权拥有完全的、合法的处分权,并且该股权没有设置任何质押。

清算组应当协助信达投资及时办理相应股权过户手续。

2、补充协议及其他安排

本次股权转让未附加任何特殊条件,截止目前双方未签订补充协议,就该股权的行使不存在其他安排。

### 第四节 前六个月内买卖挂牌交易股份情况

根据《关于信达投资有限公司前六个月内买卖 ST 同达股份情况的自查报告》和中国证券登记结算有限责任公司上海分公司出具的持股情况证明,在提交本报告之日前六个月内,信达投资及公司董事、监事、高级管理人员,以及上述人员的直系亲属,均没有买卖 ST 同达挂牌交易股份的记录。

### 第五节 与上市公司之间的重大交易

信达投资及其董事、监事、高级管理人员在报告日前二十四个月内,不存在以下交易、安排:

1、与 ST 同达及其关联方进行合计金额高于 3000 万元或高于 ST 同达最近经审计的合并财务报表净资产 5%以上的资产交易;

2、与 ST 同达的董事、监事、高级管理人员进行合计金额超过人民币 5 万元以上的交易;

3、对拟更换的 ST 同达董事、监事、高级管理人员进行补偿或其他任何类似的安排;

4、其他任何对 ST 同达有重大影响的正在签署或谈判的合同、默契或安排。

### 第六节 收购资金来源

根据中威会计师事务所有限责任公司出具的中威[2003]审字第 18 号审计报告,截至 2002 年 12 月 31 日,信达投资流动资产 33,971.89 万元,其中现金 4,479.67 万元,短期投资 28,986.74 万元。

本次股权转让总价款为 1 元,信达投资拟以自有资金一次性支付。

### 第七节 后续计划

一、收购目的

对信达信托原实体投资进行集中管理、经营和处置。

二、后续发展规划

本次股权转让完成后,除依法行使股东权利、履行股东义务外,信达投资没有后续发展计划或者安排,包括但不限于:继续购买 ST 同达股份或者处置已持有股份;改变 ST 同达主营业务或者对 ST 同达主营业务作出重大调整;对 ST 同达的重大资产、负债进行处置或者采取其他类似的重大决策;改变 ST 同达现任董事会或者高级管理人员的组成;本公司与其他股东之间就董事、高级管理人员的任免存在任何合同或者默契;对上市公司的组织结构做出重大调整;修改上市公司章程;与其他股东之间就 ST 同达其他股份、资产、负债或者业务存在任何合同或者安排;其他对上市公司有重大影响的计划。

### 第八节 对上市公司的影响分析

本次收购完成后,信达投资与 ST 同达之间在人员、财务方面将保持独立,并将保持 ST 同达资产的完整性。

由于信达投资与 ST 同达处于不同行业,本次收购完成后,ST 同达将具有独立经营能力,并在采购、生产、销售、知识产权等方面保持独立。

信达投资与 ST 同达之间不存在持续关联交易,亦不存在同业竞争或者潜在的同业竞争。

### 第九节 财务资料

信达投资 2002 年度会计报表经中威会计师事务所有限责任公司审计,并出具了无保留意见审计报告;2001 年度会计报表未经审计。

有关财务报表如下表所示:
资产负债表:(见附表)
利润及利润分配表:(见附表)

### 第十节 其他重要事项

一、收购人声明如下:

本报告已经按照有关规定对本次收购的有关信息作了如实披露,不存在其他为避免对报告内容产生误解应披露而未披露的信息。

收购人:信达投资有限公司(公章)
法定代表人:陈玉华
签署日期:2003 年 11 月 10 日

二、收购人的法定代表人声明如下:

本人以及本人所代表的信达投资有限公司承诺本报告及其摘要不存在虚假记载、误导性陈述或重大遗漏,并对其真实性、准确性和完整性承担个别和连带的法律责任。

收购人:信达投资有限公司(公章)
法定代表人:陈玉华
签署日期:2003 年 11 月 10 日

### 第十一节 备查文件

1、信达投资有限公司工商营业执照和税务登记证;

2、信达投资有限公司董事、监事及其他高管人员名单及其身份证明;

3、信达投资有限公司 2001 年财务会计报告及 2002 年度经审计的财务会计报告;

4、《股份转让协议》;

5、《关于信达投资有限公司前六个月内买卖 ST 同达股份情况的自查报告》;

6、中国证券登记结算有限责任公司上海分公司出具的持股情况证明;

7、信达投资就本次股份协议收购应履行的义务所做出的承诺。

表 1

损益表

编制单位:信达投资有限公司　2002 年 12 月　单位:元

| A 项目 | B 行次 | C 本月数 | D 2002 年 |
|---|---|---|---|
| 一、主营业务收入 | 1 | | |
| 减:主营业务成本 | 4 | | |
| 主营业务税金及附加 | 5 | | |
| 二、主营业务利润(亏损以"-"号填列) | 10 | | |
| 加:其他业务利润(亏损以"-"号填列) | 11 | | 378,000.00 |
| 减:营业费用 | 14 | | |
| 管理费用 | 15 | 3,094,819.32 | -1,203,844.01 |
| 财务费用 | 16 | -17,388.48 | -331,913.93 |
| 三、营业利润(亏损以"-"号填列) | 18 | -3,077,130.87 | 1,918,687.84 |
| 加:投资收益(损失以"-"号填列) | 19 | 210,070.38 | 13,352,111.64 |
| 营业外收入 | 22 | 157,000.06 | 157,000.06 |
| 减:营业外支出 | 23 | | |
| 四、利润总额(亏损总额以"-"号填列) | 27 | -2,710,060.43 | 15,837,729.60 |
| 减:所得税 | 28 | | 6,016,853.87 |
| 五、净利润(净亏损以"-"号填列) | 30 | -2,710,060.43 | 9,876,176.73 |

表 2

损益表

编制单位:信达投资有限公司　2001 年 12 月　单位:元

| 项目 | 行次 | 本月数 | 本年累计数 |
|---|---|---|---|
| 一、主营业务收入 | 1 | | |
| 减:主营业务成本 | 4 | | |
| 主营业务税金及附加 | 5 | | |
| 二、主营业务利润(亏损以"-"号填列) | 10 | | |
| 加:其他业务利润(亏损以"-"号填列) | 11 | | |
| 减:营业费用 | 14 | | |
| 管理费用 | 15 | 318,841.00 | 5,390,160.10 |
| 财务费用 | 16 | -556,320.33 | -2,480,935.40 |
| 三、营业利润(亏损以"-"号填列) | 18 | 238,479.33 | -2,829,214.70 |
| 加:投资收益(损失以"-"号填列) | 19 | -88,273.31 | 3,837,478.81 |
| 营业外收入 | 22 | | |
| 减:营业外支出 | 23 | | |
| 四、利润总额(亏损总额以"-"号填列) | 27 | 147,206.02 | 1,008,265.11 |
| 减:所得税 | 28 | 333,727.49 | 332,727.49 |
| 五、净利润(净亏损以"-"号填列) | 30 | -186,521.47 | 675,537.62 |

主管:　　复核:　　制表:周京鹏

表 1

资产负债表

编制单位:信达投资有限公司　2001 年 12 月 31 日　单位:元

| 资产 | 行次 | 年初数 | 期末数 |
|---|---|---|---|
| 流动资产: | | | |
| 货币资金 | 1 | | 167,580,332.83 |
| 短期投资 | 2 | | 129,757,890.28 |
| 应收票据 | 3 | | |
| 应收股利 | 4 | | |
| 应收利息 | 5 | | |
| 应收账款 | 6 | | 8,640,000.00 |
| 其他应收款 | 7 | | |
| [illegible] | [illegible] | [illegible] | [illegible] |

表 2

资产负债表

编制单位:信达投资有限公司　2002 年 12 月 31 日　单位:元

| 资产 | 行次 | 年初数 | 期末数 | 负债及所有者权益 | 行次 | 年初数 | 期末数 |
|---|---|---|---|---|---|---|---|
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |

证券代码：A股 600801 B股 900933 编号：临2003-014

# 华新水泥股份有限公司关于收购苏州金猫水泥有限公司51%股权之重大资产购买《法律意见书》及《补充法律意见书》之《更正法律意见书》及对《重大资产购买报告书》相关内容进行修改的公告

华新水泥股份有限公司(下称"本公司") 收购苏州金猫水泥有限公司51%股权之重大资产购买《补充法律意见书》已以2003年11月28日在《中国证券报》、《上海证券报》、《香港商报》上予以公告。2003年12月1日，湖北松之盛律师事务所为公司本次重大资产(股权)购买行为出具了《更正法律意见书》。现就本次公告内容，本公司作如下提示：

1、湖北松之盛律师事务所是公司本次重大资产(股权)购买行为的法律顾问，该所已为本公司出具了《湖北松之盛律师事务所关于华新水泥股份有限公司重大资产(股权)购买行为的法律意见书》及《补充法律意见书》(详见2003年11月28日《中国证券报》、《上海证券报》、《香港商报》)。

2、湖北松之盛律师事务所承办律师本次出具的《更正法律意见书》，是对以上《法律意见书》及《补充法律意见书》之更正文件，原《法律意见书》及《补充法律意见书》依然有效。投资者注意结合《法律意见书》及《补充法律意见书》与本次公告的《更正法律意见书》进行阅读。

3、根据湖北松之盛律师事务所承办律师本次出具的《更正法律意见书》的内容，本公司于2003年11月28日刊登在《中国证券报》、《上海证券报》、《香港商报》上的《华新水泥股份有限公司收购苏州金猫水泥有限公司51%股权之重大资产购买报告书》(以下简称《报告书》)相关内容修改如下：

(1)《报告书》中特别风险提示之"5、金猫水泥企业性质不确定风险"相应修改为"FTG公司与另外9家股权获得人除中国信达资产管理公司南京办事处之外的8家股权获得人签署了股权转让协议，收购8家股权获得人持有的45.1115%金猫水泥股权。FTG如成功受让金猫水泥45.1115%的股权，或仅受让金猫水泥45.1115%股权的一部分但不低于25%，则金猫水泥仍符合法律关于外商投资企业外资比例不低于25%的规定，金猫水泥原来的外商投资企业性质不会改变。如FTG仅受让金猫水泥45.1115%股权的一部分且低于25%，金猫水泥外资股份将不足25%，金猫水泥仍按照现行设立外商投资企业的审批登记程序进行审批和登记，但其外商投资企业批准证书上须加注"外资比例低于25%"字样；取得登记的，其外商投资企业营业执照中的"企业类型"应加注"外资比例低于25%"字样。如FTG受让金猫水泥45.1115%的股权的交易全部不能实现，金猫水泥外资股份为零，金猫水泥应向审批机关申请撤销外商投资企业批准证书，并向金猫水泥登记机关申请换发《企业法人营业执照》，变更登记为内资企业。

如FTG公司受让8家金猫水泥股权持有人持有的金猫水泥股权方案如彻底失败(即金猫水泥外资股份为零)，金猫水泥应变更登记为内资企业；如FTG公司部分受让8家金猫水泥股权持有人持有的金猫水泥股权且不足25%，金猫水泥仍将维持外商投资企业性质，但金猫水泥投资总额项下进口自用设备、物品不享有税收减免待遇，其他税收不享受外商投资待遇，也就是说税收上跟内资企业相同。由于金猫水泥自成立以来的亏损尚未完全弥补，不存在有企业所得税及所得税减免情形，在金猫水泥未实现盈利之前，该企业所得税政策的优惠与否对金猫水泥的税收不构成任何影响，但是金猫水泥新建的一条2750吨/日的新型干法生产线技改项目所进口的立磨、斗式提升机、计量秤被南京海关免征的关税和增值税共计608万元人民币应全额补交，这将对金猫水泥的盈利和华新水泥在金猫水泥的收益造成一定的影响。"

(2)《报告书》"四、本次交易合同的主要内容中第4条关于FTG收购金猫水泥股权相关事宜的内容：FTG公司如成功受让金猫水泥45.1115%的股权，则金猫水泥仍符合法律关于外商投资企业外资比例不低于25%的规定，金猫水泥原来的外商投资企业性质不会改变。如FTG公司受让金猫水泥45.1115%股权未能实现，或部分实现后其股权比例未能达到25%，则金猫水泥应变更为内资企业，上述股权获得人有权根据国家工商行政管理局的有关规定，通过股东变更登记手续依法成为金猫水泥的股东。

FTG公司受让金猫水泥股权成功与否，除可能对金猫水泥的企业性质及相关海关、税务、外汇等政府行政主管部门对金猫水泥的相应管理构成变化外，对本公司股权受让的实施及金猫水泥的法人资格的存续及持续经营不构成法律或其他障碍。"

修改为："FTG如成功受让金猫水泥45.1115%的股权，或仅受让金猫水泥45.1115%股权的一部分但不低于25%，则金猫水泥仍符合法律关于外商投资企业外资比例不低于25%的规定，金猫水泥原来的外商投资企业性质不会改变。如FTG仅受让金猫水泥45.1115%股权的一部分且低于25%，金猫水泥外资股份将不足25%，金猫水泥仍按照现行设立外商投资企业的审批登记程序进行审批和登记，但其外商投资企业批准证书上须加注"外资比例低于25%"字样；取得登记的，其外商投资企业营业执照中的"企业类型"应加注"外资比例低于25%"字样。如FTG受让金猫水泥45.1115%的股权的交易全部不能实现，金猫水泥外资股份为零，金猫水泥应向审批机关申请撤消外商投资企业批准证书，并向金猫水泥登记机关申请换发《企业法人营业执照》，变更登记为内资企业。

FTG受让金猫水泥股权成功与否，除可能对金猫水泥的企业性质及相关海关、税务、外汇等政府行政主管部门对金猫水泥的相应管理构成变化外，对华新水泥前述股权受让的实施及金猫水泥的法人资格的存续及持续经营不构成法律或其他障碍。"

(3)《报告书》中"六、本次交易对本公司的影响中第8条金猫水泥企业性质变化对本公司的影响的内容：本公司收购东方茂邦持有的金猫水泥50%股份后，如果FTG公司受让金猫水泥45.1115%股权未能实现，或部分实现后其股权比例未能达到25%，则金猫水泥应变更为内资企业；将增加城市维护建设税、5年弥补亏损期满后将不得享受外商投资企业享受的企业所得税二免三减的优惠税收待遇；由于金猫水泥自成立以来即开始亏损，2002年底仍有13,237万元亏损尚未完全弥补，目前仍处于弥补亏损免交所得税期，因此即使金猫水泥企业性质发生变化，也不存在企业所得税补交情形。另外依据海关总署署税〔1999〕791号文件《关于进一步鼓励外商投资有关进口税收政策的通知》的规定并经江苏省经济贸易委员会2002年9月12日出具的编号为2002012《技术改造项目确认登记证明》，金猫水泥新建的一条2750吨/日的新型干法生产线技改项目所进口的立磨、斗式提升机、计量秤被南京海关免征关税和增值税共计608万元人民币，如果金猫水泥变更为内资企业，金猫水泥上述技改项目进口货物免征的608万元人民币也应全额补交。"

修改为"本公司收购东方茂邦持有的金猫水泥50%股份后，如果FTG仅受让金猫水泥45.1115%股权的一部分且低于25%，金猫水泥外资股份将不足25%，金猫水泥仍将维持外商投资企业性质；如FTG受让金猫水泥45.1115%的股权的交易全部不能实现，金猫水泥外资股份为零，金猫水泥将变更登记为内资企业。金猫水泥外资股份若低于25%，则不得享受外商投资企业所得税二免三减的优惠税收待遇；将增加城市维护建设税、5年弥补亏损期满后将不得享受外商投资企业享受的企业所得税二免三减的优惠税收待遇，由于金猫水泥自成立以来即开始亏损，2002年底仍有13,237万元亏损尚未完全弥补，目前仍处于弥补亏损免交所得税期，因此即使金猫水泥外资股份不足25%，也不存在企业所得税补交情形，另外依据海关总署署税〔1999〕791号文件《关于进一步鼓励外商投资有关进口税收政策的通知》的规定并经江苏省经济贸易委员会2002年9月12日出具的编号为2002012《技术改造项目确认登记证明》，金猫水泥新建的一条2750吨/日的新型干法生产线技改项目所进口的立磨、斗式提升机、计量秤被南京海关免征关税和增值税共计608万元人民币，如果金猫水泥外资股份不足25%，金猫水泥上述技改项目进口货物免征的608万元人民币也应全额补交。"

特此公告。

华新水泥股份有限公司董事会
2003年12月4日

附件：

## 湖北松之盛律师事务所关于华新水泥股份有限公司重大资产(股权)购买行为的更正法律意见书

致：华新水泥股份有限公司

根据华新水泥股份有限公司(以下简称"华新水泥")与湖北松之盛律师事务所(以下简称"本所")签订的《委托协议》，本所作为华新水泥收购苏州金猫水泥51%股权之重大资产收购项目的特聘专项法律顾问出具更正法律意见书。

本所已依据《中华人民共和国公司法》、《中华人民共和国合同法》和中国证券监督管理委员会发布的《关于上市公司重大购买、出售、置换资产若干问题的通知》及上海证券交易所《股票上市规则(2001年修订本)》，出具了《法律意见书》(以下称为"原法律意见书")及《补充法律意见书》(原补充法律意见书)，并于2003年6月24日和11月28日分别予以公告，现根据有关法律和规范性文件的规定出具更正法律意见书。本更正法律意见书为原法律意见书、原补充法律意见书之更正文件。

更正于原法律意见书9.2.3及原补充法律意见书第三条第2项

FTG如成功受让金猫水泥45.1115%的股权，或仅受让金猫水泥45.1115%股权的一部分但不低于25%，则金猫水泥仍符合法律关于外商投资企业外资比例不低于25%的规定，金猫水泥原来的外商投资企业性质不会改变。

如FTG仅受让金猫水泥45.1115%股权的一部分且低于25%，金猫水泥外资股份将不足25%，根据原对外贸易经济合作部、国家税务总局、国家工商行政管理总局、国家外汇管理局2002年12月30日颁布的《关于加强外商投资企业审批、登记、外汇及税收管理有关问题的通知》(以下简称《通知》)第二条的规定，金猫水泥仍按照现行设立外商投资企业的审批登记程序进行审批和登记，但其外商投资企业批准证书上须加注"外资比例低于25%"字样；取得登记的，其外商投资企业营业执照中的"企业类型"应加注"外资比例低于25%"字样。根据上述《通知》第三条之规定，FTG公司部分受让8家金猫水泥股权持有人持有的金猫水泥股权且不足25%，金猫水泥投资总额项下进口自用设备、物品不享有税收减免待遇，其他税收不享受外商投资待遇，也就是说税收上跟内资企业相同。

FTG受让金猫水泥45.1115%的股权的交易全部不能实现，金猫水泥外资股份为零，根据《外商投资企业投资者股权变更的若干规定》第十九条之规定，金猫水泥应向审批机关申请撤消外商投资企业批准证书，并向金猫水泥登记机关申请换发《企业法人营业执照》，变更登记为内资企业。

金猫水泥作为外商投资企业，外资比例不低于或低于25%，以及作为内资企业，税收变化情况如下表：

| | 外商投资企业（外资比例不低于25%） | 外商投资企业（外资比例低于25%）内资企业 |
|---|---|---|
| 1 | 增值税 | 增值税 |
| 2 | 营业税 | 营业税 |
| 3 | 企业所得税（从开始获利年度起，头两年免征，第三年至第五年减半征收） | 企业所得税 |
| 4 | 印花税 | 印花税 |
| 5 | 房产税 | 房产税 |
| 6 | 土地使用税 | 土地使用税 |
| 7 | 资源税 | 资源税 |
| 8 | 车船使用税 | 车船使用税 |
| 9 | 契税 | 契税 |
| 10 | | 城市维护建设税 |

除上述变化外，依据海关总署署税〔1999〕791号文件《关于进一步鼓励外商投资有关进口税收政策的通知》的规定并经江苏省经济贸易委员会2002年9月12日出具的编号为2002012《技术改造项目确认登记证明》，金猫水泥目前正在进行建设的一条2750吨/日的新型干法生产线技改项目所进口的立磨，斗式提升机、计量秤被南京海关免征关税和增值税共计608万元人民币。

根据上述情况，FTG公司部分受让8家金猫水泥股权持有人持有的金猫水泥股权且不足25%，金猫水泥仍将维持外商投资企业性质，但不得享受外商投资企业所得税二免三减的优惠税收待遇；FTG公司受让8家金猫水泥股权持有人持有的金猫水泥股权方案如彻底失败(即金猫水泥外资股份为零)，金猫水泥应变更登记为内资企业。由于金猫水泥自成立以来的亏损尚未完全弥补，不存在有企业所得税及所得税减免情形，在金猫水泥未实现盈利之前，该企业所得税政策的优惠与否对金猫水泥的税收不构成任何影响。但是金猫水泥上述技改项目进口货物免征的608万元人民币应全额补交，这将对金猫水泥的盈利和华新水泥在金猫水泥的收益造成一定的影响。

经本所律师审查：FTG受让金猫水泥股权成功与否，除可能对金猫水泥的企业性质及相关海关、税务、外汇等政府行政主管部门对金猫水泥的相应管理构成变化外，对华新水泥前述股权受让的实施及金猫水泥的法人资格的存续及持续经营不构成法律或其他障碍。

湖北松之盛律师事务所
经办律师：张　敏
汪建日
二○○三年十二月二日

---

证券代码：600639、900911 证券简称：浦东金桥、金桥B股 编号：临2003-014

# 上海金桥出口加工区开发股份有限公司关联交易公告

本公司及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

重要内容提示：

交易内容：是向上海金桥(集团)有限公司转让本公司持有的上海联合塞尔生物工程有限公司7%、上海金光真空技术有限公司50%、长江经济联合发展(集团)股份有限公司0.31%、上海新亚之光大酒店49%的股权。

交易标的名称：公司部分投资企业股权。

交易金额：人民币1,144.36万元。

关联人回避事宜：与该关联交易有利害关系的关联人2人放弃在董事会上对该议案的投票权。

交易对上市公司持续经营能力、损益及资产状况的影响：

此项交易有利于优化股份公司的资产结构，及时回笼资金，控制风险，减少损失，使公司能够集中精力和财力，发展主营业务，进一步增强公司竞争力。

本次交易的价格依据独立第三方上海东洲资产评估有限公司对上述项目的评估结果，由交易双方协商确认，协议价格符合公司章程赋有关资产处置授权董事会的范围之内。

一、关联交易概述

2003年12月2日，本公司与上海金桥(集团)有限公司(以下简称金桥集团)在上海签定转让公司部分投资企业股权的协议，将本公司所持有的上海联合塞尔生物工程有限公司7%、上海金光真空技术有限公司50%、长江经济联合发展(集团)股份有限公司0.31%、上海新亚之光大酒店49%的股权，协议具体内容参见本公告第三条。

鉴于金桥集团是国家股授权经营单位，持有本公司国家股377,520,000股，占总股本49.18%，根据《上海证券交易所股票上市规则》，上述交易系关联交易。

本次交易已经公司董事会审议通过，与该关联交易有利害关系的关联人放弃在董事会上对该议案的投票权，本次决议关联董事2人回避表决，非关联方董事7人参加表决，一致通过。

本次关联交易只需经双方董事会批准，且符合公司章程对有关资产处置权的授权范围。

二、关联方介绍

本次关联交易的关联方：上海金桥(集团)有限公司

成立日期：1997年12月

注册资本：8.89亿元人民币

注册地：上海

法定代表人：杨小明

企业类型：国有独资企业

简要历史沿革：该公司是在原1990年9月成立的"上海市金桥出口加工区开发公司"基础上改制而成。

营业范围：房地产开发、工程承包等。

出资人：浦东新区国有资产管理委员会。

公司2002年度主要财务指标(经审计)：

净资产值191,925万元人民币；

净利润230万元人民币。

至本次关联交易止，公司与同一关联人就同一交易标的的关联交易未达到净资产5%或3000万元以上。

三、关联交易标的的基本情况

1、协议双方法定名称

上海金桥出口加工区开发股份有限公司(本公司)

上海金桥(集团)有限公司(金桥集团)

2、协议签署日期：2003年12月2日。

3、交易金额：人民币1,144.36万元(其中上海联合塞尔生物工程有限公司7%的股权评估值636.87万元、上海金光真空技术有限公司50%的股权评估值209.25万元、长江经济联合发展(集团)股份有限公司0.31%的股权评估值298.24万元、上海新亚之光大酒店49%的股权评估值0.00万元)。

4、股权转让基准日：甲乙双方同意以2002年12月31日为股权转让基准日。

5、交易结算方式和准确期限：乙方自本协议双方签字后，在2003年年内向甲方指定银行帐户支付全部转让款。

6、交易标的：上海联合塞尔生物工程有限公司由公司参资比例为7%，外方股东英联邦维尔京群岛联合制药有限公司占93%；于1995年注册成立。该企业以生产生物医药为主，自1999年12月投产后已连续三年亏损；上海金光真空技术有限公司由公司投资比例为50%，另二位股东上海金桥出口加工区联合发展有限公司(与本公司和金桥集团为关联方)、东沪(香港)有限公司分别各占25%，该企业主要从事真空镀膜生产和真空离子镀钛加工，产品市场竞争加剧，回报金额呈逐年下降趋势；长江经济联合发展(集团)股份有限公司由上海市人民政府、交通银行、南京市人民政府、武汉市人民政府、重庆市人民政府联合发起，吸收长江三角洲及长江沿岸城市的地方财政、企业、科技单位入股组成的区域性公司，公司参资比例为0.31%，占99.69%的股权的股东共200多家，主营业务包括：商业、物资、仓储、运输等开发；房地产及物业管理；各类投资业务、进出口贸易业务、货贷业务等。我公司1992年投资后，在93年收到返利20万元、94年返利20万元、96年返利21万元，从97年起至今无投资返利；上海新亚之光大酒店由公司参资比例为49%，上海新亚(集团)股份有限公司占51%。主营业务为客房、餐饮，兼营舞厅、桌球、桑拿等娱乐休闲项目，由于地理位置等因素，酒店开业几年来，经营状况不佳，历年均为亏损。

至二〇〇二年十二月三十一日止上述主要投资企业的主要财务指标如下：

金额单位：万元

| 企业名称 | 总资产 | 净资产 | 主营业务收入 | 净利润 |
|---|---|---|---|---|
| 上海联合塞尔生物工程有限公司 | 13,386.17 | 9,098.13 | 605.76 | -1,430.90 |
| 上海金光真空技术有限公司 | 606.77 | 360.99 | 937.99 | 25.33 |
| 上海新亚之光大酒店 | 3,832.18 | 129.05 | 1,298.66 | -68.73 |

至二〇〇二年十二月三十一日止本公司所投资的上述企业帐面值（经审计）为人民币1,587万元(其中上海联合塞尔生物工程有限公司996.80万元、上海金光真空技术有限公司184.50万元、长江经济联合发展（集团）股份有限公司280.00万元、上海新亚之光大酒店125.70万元)。

本次交易以上海东洲资产评估有限公司评估值为依据，为人民币1,144.36万元，该评估得到上海市资产评审中心确认。

7、协议生效日期：

本次关联交易一经双方董事会批准，双方签约之日起即已生效。

四、此次关联交易的目的及对本公司的影响

公司董事会认为，通过此项交易公司将不再拥有上述转让投资企业的股权，除与上海新亚之光大酒店之间存有债权债务1,635.41万元，由公司另外聘请财务顾问提供独立报告后另行决议外，与其他转让投资企业不存在债权债务。

有利于优化股份公司的资产结构，及时回笼资金，控制风险，减少损失，使公司能够集中精力和财力，发展主营业务，进一步增强公司竞争力。

五、交易定价政策

公司董事会认为该协议系关联双方协议价格，且以资产评估机构评估值为依据，故对公司其他股东应属公平合理。

六、独立董事意见

公司独立董事四人，四人参加表决，一致通过。

公司独立董事孙铮、尤建新、吕凯、刘大力认为：上述关联交易董事会表决程序符合公司章程和《股票上市规则》及有关法律法规。交易定价政策公允、合理，对公司其他股东无利益损害，属公平合理。此项交易有利于优化股份公司的资产结构，控制投资风险。

七、备查文件目录

1、公司董事会决议；

2、公司独立董事意见；

3、部分投资企业股权转让协议；

4、上海东洲资产评估有限公司评估报告；

5、上海市资产评审中心确认通知。

上海金桥出口加工区开发股份有限公司董事会
二〇〇三年十二月四日

---

# 黑龙江黑化股份有限公司股东持股变动报告书

上市公司名称：黑龙江黑化股份有限公司
上市地点：上海证券交易所
股票简称：黑化股份
股票代码：600179
信息披露义务人：上海金轮橡胶轮胎有限公司
住　所：浦东新区傅家宅F-3地块环球大厦21层
通讯地址：浦东新区傅家宅F-3地块环球大厦21层
联系电话：021-58218303
股份变动性质：增加
签署日期：2003年12月3日

特别提示

(一)报告人依据《证券法》、《上市公司股东持股变动信息披露管理办法》、《上市公司股东持股变动报告书》及相关的法律、法规编写本报告。

(二)报告人签署本报告已获得必要的授权和批准；

(三)依据《证券法》、《上市公司股东持股变动信息披露管理办法》等法律法规的规定，本持股变动报告书已全面披露了信息披露义务人及其控制人、关联方、一致行动人所持有、控制的黑龙江黑化股份有限公司股份。

截止本持股变动报告书提交之日，除本持股变动报告书披露的持股外，本公司没有通过任何其他方式持有、控制黑龙江黑化股份有限公司的股份。

(四)本次股份变动系以司法裁决的方式进行的，持股变动的生效日以在中国证券登记结算公司上海分公司过户登记确认日为准。

(五)本次股东持股变动是根据本报告所载明的资料进行的，除本转让人外没有委托或者授权任何其他人提供未在本报告中列载的信息和对本报告作出任何解释或者说明。

一、释义

除非上下文义另有所指，本报告中下列用语具有如下含义：

本公司：指上海金轮橡胶轮胎有限公司

黑化股份：指黑龙江黑化股份有限公司

二、信息披露义务人介绍

(一)基本情况

信息披露人名称：上海金轮橡胶轮胎有限公司

注册地：浦东新区傅家宅F-3地块环球大厦21层

注册资本：人民币壹仟万元

营业执照注册号：3101151013244

组织机构代码证代码：63062534-7

企业类型及经济性质：有限责任公司(国内合资)

经营范围：橡胶、轮胎、化纤针织、化工原料及产品(除危险品)、摩托车、塑料制品的销售及售后服务。

经营期限：1996年9月6日至2008年9月4日

税务登记证号码：国税沪字310115630625347号

通讯地址：浦东新区傅家宅F-3地块环球大厦21层

联系电话：021-58218303

传　真：021-58218433

股东情况：第一大股东金轮集团公司出资700万元，占注册资本的70%；第二大股东宁波星晨实业公司出资300万元，占注册资本的30%。宁波星晨实业公司第一大股东(控股比例为90%)为金轮集团公司，金轮集团公司第一大股东(控股比例为32.13%)为陆汉振先生。

本公司实际控制人：陆汉振先生。

(二)信息披露义务人董事情况

1、陆汉立先生，身份证号码：330222580402111，中国国籍，长期居住地为上海市，未取得其他国家或者地区的居留权，现任本公司董事长，法定代表人，无其他公司兼职情况。

2、邬祝强先生，身份证号码：330222641004195，中国国籍，长期居住地为上海市，未取得其他国家或者地区的居留权，现任本公司总经理，法定代表人，无其他公司兼职情况。

3、陈华先生，身份证号码：330222581226731，中国国籍，长期居住地为上海市，未取得其他国家或者地区的居留权，现任本公司财务总监，无其他公司兼职情况。

(三)本公司未持有、控制其他上市公司5%以上发行在外的股份。

三、信息披露义务人持股变动情况

(一)信息披露人持股情况

此次股份变动前，本公司持有黑龙江黑化股份有限公司社会法人股5,300,000股，占黑化股份总股本的1.61%，为黑化股份第二大股东。

(二)信息披露人持股变动情况

1、股权拍卖情况

本公司根据2003年8月15日《上海证券报》刊登的上市公司非流通股司法拍卖公告(鲁银拍公字〔2003〕第40号文)，参与公开竞买济南中级人民法院中法鉴字第03054号委托买卖标的黑化股份(600179)国有法人股1130万股，并以总价款人民币9,079,776元竞买成功。

2、股份过户情况

2003年10月15日，山东省济南市中级人民法院据(2003)济中法执字37-1号民事裁定书，经员前往中国证券登记结算有限责任公司上海分公司办理了11,300,000股的股份过户手续，过户完成后股份性质由国有法人股变更为社会法人股。

3、股份历次增加情况

2002年12月5日，本公司通过参与公开拍卖方式获得黑化股份国有法人股300万股。2003年2月28日，本公司通过参与公开拍卖方式获得黑化股份国有法人股230万股。上述两笔股权的过户工作以及股权性质变更工作已按照国家相关规定完成。在本次股权过户工作完成前，本公司持有黑龙江黑化股份有限公司社会法人股5,300,000股，占该公司总股份的1.6%，为该公司第二大股东。

4、本次过户完成后，本公司持有黑龙江黑化股份有限公司社会法人股16,600,000股，占该公司总股份的5.03%，为该公司第二大股东。

5、股权质押情况

本公司持有的黑化股份社会法人股530万股已质押给深圳发展银行宁波总浦支行。质押期限从2003年9月24日至2004年8月26日。

四、前六个月买卖黑化股份有限公司股份的情况

本报告自签署之日起前六个月内，本公司未进行其他买卖北黑化股份股份的行为，本公司董事、监事及其他高级管理人员亦无此类行为。

五、其他重要事项

报告人无应当披露为避免对报告内容产生误解而必须披露的其他信息。

六、备查文件

1、本公司营业执照；

2、(2003)济中法执字37-1号民事裁定书。

七、报告人的法定代表人声明

本人(以及本人所代表的机构)承诺本报告不存在虚假记载、误导性陈述或重大遗漏，并对其真实性、准确性、完整性承担个别和连带的法律责任。

特此公告。

信息披露义务人：上海金轮橡胶轮胎有限公司
法定代表人签字：
2003年12月3日

---

# 嘉实基金管理有限公司关于调整直销网点单笔申购金额下限的公告

根据《嘉实成长收益证券投资基金基金契约》和《嘉实理财通系列开放式证券投资基金基金契约》的有关规定，本基金管理人决定自2003年12月8日起，投资者(包括机构投资者和个人投资者)在嘉实基金管理有限公司各直销网点申购嘉实成长收益证券投资基金和嘉实理财通系列开放式证券投资基金，单笔申购最低金额调整为人民币20,000元。

附：嘉实基金管理有限公司直销网点

嘉实基金管理有限公司北京直销中心
地址：北京市建国门北大街8号华润大厦8层(邮编：100005)
客户服务电话：010-65185566　传真：010-65182266

嘉实基金管理有限公司上海直销中心
地址：上海市浦东新区银城中路200号中银大厦4104室(邮编：200212)
电话：021-50372480　传真：021-50372741

嘉实基金管理有限公司深圳直销中心
深圳市深圳发展银行21层C(邮编：518001)
电话：0755-81307016　传真：0755-81307017

嘉实基金管理有限公司成都直销中心
成都市人民中路2段35号中银大厦29层2911-2912　(邮编：610031)
电话：028-86402796　传真：028-86402799

特此公告。

嘉实基金管理有限公司
2003年12月4日

---

证券代码：600784 证券简称：*ST鲁银 编号：临2003-038号

# 鲁银投资集团股份有限公司关于资产置换过户完成情况的公告

本公司董事会及其董事保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性负个别及连带责任。

本公司与莱芜钢铁集团有限公司(以下简称"莱钢集团")的资产置换已于2003年11月21日经本公司股东大会批准后实施，截止2003年11月28日，有关股权过户手续已经全部完成工商变更。根据中国证监会《关于上市公司重大购买、出售、置换资产若干问题的通知》要求，现将本公司此次资产置换过户手续完成情况公告如下：

经本公司与莱钢集团双方确认，除置入资产中的房产证尚未办理完毕过户手续外，有关资产置换各项过户手续已经全部完成。

一、本公司章程关于经营范围的修改已经于2003年6月30日经公司2002年度股东大会决议通过（详见2003年7月1日的中国证券报、上海证券报），并于10月6日完成变更登记。

二、本公司为置出资产(齐鲁资产管理有限公司股权)所提供的借款担保，莱钢集团已经作出书面承诺，资产置换方案经中国证监会核准和本公司股东大会批准后，转由莱钢集团承担，借款银行亦作出书面确认。同时莱钢集团亦作出书面承诺，承担与本公司所进行的资产置换而置入资产所带来的风险。

三、本公司置出资产中的齐鲁资产管理有限公司股权，已经于2003年11月28日完成股权过户，并已作工商变更。置出的债权资产已经办理交割，并已通知了相关债务人。

四、本公司置入资产中的粉末冶金公司股权，已经于2003年11月24日完成股权过户，并已作工商变更登记。置入的热轧带钢生产线，公司于2003年11月24日，在山东省莱芜市工商局注册成立"鲁银投资集团股份有限公司带钢分公司"，从事热轧带钢产品的生产销售。

五、本次置入的热轧带钢生产线所用土地，为本公司租用莱钢集团土地，本公司已经与莱钢集团签订租赁协议。

六、齐鲁律师事务所为公司出具了关于资产置换实施结果的法律意见书（详见上海证券交易所网站：www.sse.com.cn)，该意见书认为：公司本次置换除房屋正在办理过户手续外，其他已经实施完成，置换结果合法有效，未发现存在可能导致置换行为无效的法律障碍。

七、备查文件：

1、齐鲁律师事务所出具关于公司资产置换实施结果的法律意见书

2、鲁银投资集团股份有限公司带钢分公司营业执照复印件

3、齐鲁资产管理有限公司工商变更情况查询表

4、莱芜钢铁集团粉末冶金有限公司工商变更证明及营业执照复印件

特此公告。

鲁银投资集团股份有限公司
二〇〇三年十二月五日

---

证券代码：600706 证券简称：长安信息 编号：临2002-012

# 长安信息产业(集团)股份有限公司第四届董事会第十二次会议决议公告

本公司及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

长安信息产业(集团)股份有限公司第四届董事会第十二次会议于2003年12月3日在公司会议室召开。会议应到董事7人，实到7人。会议审议通过了公司关于出资组建"北京长安世杰医疗投资管理有限公司"的议案。

北京长安世杰医疗投资管理有限公司注册资本1700万元，注册地：北京市，主要经营：投资管理；企业形象策划；投资管理咨询；医院管理，医疗产品技术开发(未取得专项许可的项目除外)。公司以现金方式出资1190万元，占注册资本的70%，陕西世纪友好医疗发展实业有限公司以现金出资510万元，占注册资本的30%。

特此公告

长安信息产业(集团)股份有限公司
二〇〇三年十二月三日

---

# 长盛基金管理有限公司关于调整基金经理的公告

因工作需要，根据长盛基金管理有限公司二〇〇三年度第二届董事会第一次临时会议决议，决定对基金经理做如下调整：

一、解聘陈剑平基金同德基金经理职务；

二、解聘闵昱基金同智基金经理职务；

三、解聘罗文军基金同益基金经理职务；

四、聘任闵昱为基金同益基金经理；

五、聘任罗文军为基金同智基金经理；

六、聘任林继东为基金同德基金经理。

此决议已报中国证券监督管理委员会备案。

特此公告

长盛基金管理有限公司
2003年12月4日

附：简历

闵昱，男，1976年出生，经济学学士。于1999年取得全国银行间市场交易从业资格，2000年取得证券、基金和期货从业资格。1999年至今，就职于长盛基金管理有限公司投资管理部历任基金同智、基金同德基金经理助理、基金同智基金经理。

罗文军，男，1972年出生，毕业于北京大学光华管理学院，获经济学硕士学位。1997年7月至2000年6月在国泰君安证券公司证券投资部担任投资经理。2000年7月加入长盛基金管理有限公司，历任基金同益基金经理助理、研究策划部策略分析师、基金同益基金经理。

林继东，男，1966年出生，毕业于比利时LIMBURG大学，获工商管理硕士学位。1989年9月至1994年8月在福建国际经济技术合作公司担任项目经理。1996年3月至1997年6月，在美国WKI国际商务咨询有限公司任高级经理；1997年7月至2000年10月就职于南方证券股份有限公司研究所，任研究员；2000年11月至2003年4月任中信证券股份有限公司投资经理；2003年5月加入长盛基金管理有限公司。

证券代码：600195　　证券简称：中牧股份　　编号：临2003—017

# 中牧实业股份有限公司第二届董事会第十四次会议决议公告

中牧实业股份有限公司第二届董事会第十四次会议于2003年11月28日在北京市丰台区星火路1号昌宁大厦公司会议室召开，应到董事9名，实到董事8名，董事毛振家先生因公外出特委托董事王忠良先生代为表决。公司监事列席了本次会议。会议由董事长区仲生先生主持，符合《公司法》、《公司章程》的规定。会议审议并通过了如下事项：

一、关于公司整改报告的议案（该报告与本公告同时公告）；

二、关于中牧股份成都药械厂新厂项目概算的议案；

中牧股份成都药械厂是公司生物制品的主要生产企业之一，目前已有六十年的历史。为充分利用成都市对搬迁企业的优惠政策，同时建设符合GMP标准的生产车间，经研究决定投资4500万元建设成都药械厂新厂。

授权经营班子具体实施。

三、关于开展清产核资工作的议案。

根据国务院国有资产监督管理委员会《国有企业清产核资办法》（国资委令第1号）及相关清产核资工作文件的有关精神，公司决定开展清产核资工作。

特此公告

中牧实业股份有限公司董事会

二〇〇三年十一月二十八日

证券代码：600195　　证券简称：中牧股份　　编号：临2003—018

# 中牧实业股份有限公司整改报告

中国证监会北京证券监管办事处于2003年10月21日至11月4日对公司进行了巡回检查，并于2003年11月12日下发了《关于对中牧实业股份有限公司巡回检查的限期整改通知书》（以下简称《通知书》）。公司接到《通知书》后，董事会及经营班子十分重视，认为这是一个清理遗留问题，完善公司治理结构，健全内控制度的极好机会。责成经营班子逐条研究，提出整改方案，于2003年11月28日召开第二届董事会第十四次会议，逐项讨论确定整改方案，落实整改措施，现报告如下：

## 一、公司治理结构方面

你公司制度制订较为齐备，但制度特别是内控制度具体内容比较笼统；从信息披露遗漏较多的情况来看，部分制度执行力度不够。你公司应细化内控制度，并严格执行。

整改措施：公司将在原有内控制度及有关配套管理办法的基础上，于2004年一季度前进一步修订、完善和细化有关制度规定，并切实严格执行。明确公司稽核部全面负责公司制度建设和有关执行情况检查工作，列入年终考核目标管理。

## 二、公司的独立性

1、你公司委托中牧集团采购鱼粉的交易从2002年3月起陆续发生，而委托采购协议的签订和董事会决议的披露在10月份才进行；该采购协议中只规定委托采购大宗原料，价格不高于同类产品当期市场采购价格，交易内容不明确、定价政策具有较大的不确定性，也未聘请独立财务顾问发表意见；

2、你公司与大股东签订的《土地使用权租赁协议》中规定租金为534万元/年，实际支付时因使用土地少于协议中规定的数量，因此只支付520.9万元；但公司并未签订补充协议，也未披露少支付租金的原因；另该协议规定租金每三年调整一次，现已过期，尚未调整；

3、中牧集团向中牧股份拆借资金，签订有借款合同，由股份公司总经理与集团公司董事长（兼任股份公司董事长）签署并加盖公章。但股份公司的制度中，对资金往来的审批权限无明确规定和授权，且这些往来中有8笔金额在300—3000万元之间，2笔金额超过3000万元，公司未履行相应的法定程序，未经董事会或股东大会审议批准，无独立董事发表意见；

4、你公司为集团下属公司代垫款时间延续较长，且在不断发生，资金收回也存在困难，有较大资金风险；

5、你公司于2002年向中牧集团下属公司中国种畜进出口公司销售鱼粉515万元，在2002年年报中未予披露；

6、南京动物保健品工程：检查中发现中牧股份1999年5月与中牧集团签订了债务变更协议，将上市前南京药械厂"SPF"项目世行贷款2192.32万元转给中牧集团偿还，中牧股份已将此款项支付给中牧集团。但中牧股份一直未披露该关联交易事项。

你公司应对鱼粉采购和土地租赁的关联交易实施情况进行详细披露，对销售鱼粉情况进行补充披露；按照《关于规范上市公司与关联方资金往来及上市公司对外担保若干问题的通知》（证监发〔2003〕56号）要求，承诺今后不再为控股股东及关联方以任何方式垫付资金和拆借资金，并按通知要求制订切实可行的清欠计划，规范关联交易行为。

整改措施：

1、有关鱼粉采购和销售情况

公司2002年委托中国牧工商（集团）总公司（以下简称"中牧集团"）采购鱼粉情况：

| 时间 | 数量（吨） | 单价（元） | 金额（元） |
|---|---|---|---|
| 2002.5 | 4000 | 5780.00 | 23120000.00 |
| 2002.6 | 1669.98 | 5860.00 | 9786082.80 |
| 2002.9 | 14025 | 5130.00 | 71948250.00 |
| 2002.9 | 5000 | 5360.00 | 26800000.00 |
| 2002.9 | 217 | 4650.00 | 1008050.00 |
| 2002.12 | 20.14 | 5835.64 | 117518.15 |
| 合计 | 24932.12 | | 132780900.95 |

公司委托中牧集团采购鱼粉，主要是为了借助其过去业已形成的良好的供应商关系和渠道，发挥其采购业务优势，同时利用其较为充足的信用额度，缓解公司因大额资金采购带来的资金压力。鱼粉采购价格均按当期市场价格确定，采购价格中已包括进口关税（2%）、港口费用（包括商检、动检费、熏蒸费、包装费用等）。今后公司将尽量避免此类关联交易，如确需发生，公司承诺严格按照相关法律程序进行操作，并及时予以披露。

2002年9月，公司向中牧集团下属的中国种畜进出口公司销售鱼粉1000吨，单价5150元/吨，合计金额5150000.00元。当时公司采购进货成本为5046元/吨，确定的批发售价为5150元/吨。

2、有关土地租赁情况

公司与中牧集团于1998年5月签订了《土地使用权租赁协议》，阅定租金为534万元/年，租赁的土地包括中牧股份南京药械厂、成都药械厂、郑州生物药厂、兰州生物药厂、华罗饲料添加剂厂、萧山配合饲料厂六宗土地。因公司已购买了萧山配合饲料厂所用土地使用权并已办理了土地使用权证，因此每年实际支付中牧集团土地租金520.9万元（不含萧山配合饲料厂土地租金，此宗土地租金协议价为13.1万元）。《协议》中规定土地租金每三年调整一次。公司第二届董事会第十一、十二次会议分别对土地租金事宜进行了讨论，目前公司正根据独立董事意见对上述五宗土地的现值进行评估，待评估工作完成确定现行价格后提交董事会审议，并签订新的协议，届时该事宜作为关联交易单独公告。

3、关于为控股股东及关联方垫付资金和拆借资金问题

根据《关于规范上市公司与关联方资金往来及上市公司对外担保若干问题的通知》（证监发〔2003〕56号）要求，公司已于2003年11月28日第二届董事会第十四次会议通过决议承诺今后不再为控股股东及关联方以任何方式垫付资金和拆借资金，目前控股股东中牧集团已全部归还所拆借资金。

为关联公司代垫资金问题属公司资产重组上市过程中的历史遗留问题，公司将逐一清理并按《通知》要求积极向欠款公司清理欠款，按《通知》要求每年清理30%。

| 欠款公司名称 | 欠款金额 | 2003年收回 | 2004年收回 | 2005年收回 | 2006年收回 | 2007年收回 |
|---|---|---|---|---|---|---|
| 中亚总公司总部 | 200000.00 | | 200000.00 | | | |
| 中亚总公司总部存续企业 | 3807971.33 | 1000000.00 | 842391.70 | 842391.70 | 842391.70 | 280797.23 |
| 中亚总公司郑州存续企业 | 757519.94 | | 227255.98 | 227255.98 | 227255.98 | 75752.00 |
| 中亚总公司成都存续企业 | 528726.58 | | 158617.97 | 158617.97 | 158617.97 | 52872.66 |
| 成都华罗 | 10726406.92 | 500000.00 | 3067922.08 | 3067922.08 | 3067922.08 | 1022640.68 |

注：成都华罗公司为公司上市前按照国家规定兼并的企业，中亚总公司及其所属企业为公司上市时剥离后存续的企业。

4、中牧股份上市前，南京药械厂利用世界银行贷款2192.32万元建设SPF鸡场项目，中牧股份上市后南京药械厂取消了法人资格，公司于1999年5月与中牧集团签订债务变更协议，将该贷款转由中牧集团偿还，公司已将此款于1999年6月支付给中牧集团。

## 三、募集资金使用情况

1、郑州洁净厂房项目：中牧股份2000年12月支付2794万元，其中2700万元以工程承包款支付给郑州重阳建筑安装有限公司，该款项后退回郑州生药厂，其中[illegible]披露该项目已基本完成，共计投资2873.47万元。而作为该投资主要部分的预付款，至检查日仍挂在帐面上，未能结转。公司在郑州厂的改建项目包括募集资金项目和自筹资金项目，公司在财务上并未严格划分，完工进度披露以总部划拨资金占计划投资额的比例为准，而非工程实际进度。公司在以后年度的披露中未对有关情况进行说明。

2、兰州生物药厂洁净厂房建设项目：年报披露募集资金使用说明与会计报表附注在建工程科目披露不符。

3、兰州家畜灭活苗车间扩建项目：兰州扩建工程进口设备总价150万美元折合1245万人民币，由中牧集团代理进口，但关联交易未经董事会批准，且一直未予披露。

4、兼并华罗公司及建设配合饲料技改项目：

（1）公司招股书中披露其中1子项目为："投入2,796万元将华罗公司现有的蛋鸡饲料生产设备改造成生产水产饲料、仔猪饲料、浓缩饲料和预混饲料，并一年后达到年产预混饲料5千吨、浓缩饲料1万吨及全价饲料5万吨的生产规模。该项目已经农业部农计函（1998）9号文批准立项。"实际情况是公司以其中的1898.2万元收购北京华牧家禽育种中心的饲料厂资产。该中心隶属关系较为混乱，但由中牧集团代管，存在一定的关联关系，公司并未披露；

（2）成都华罗设立后，亏损较为严重，从99年至02年累计亏损（仅涉及股份公司承担部分）900万元，且短期内扭亏可能性较小，对该等情况公司未予披露；

（3）股份公司通过拍卖中标所获得的土地尚未办理产权变更手续。

5、湖北中牧安达药业有限公司：该公司2001年亏损192.98万元，而公司在2001年报披露增加主营利润257万元，有误导嫌疑。

6、设立中牧拓普药业有限公司：该项目投资后一直未开展经营，与企业对外披露募集资金投入使用情况比较存在较大出入，企业就投资项目的变化情况未给予后续披露。

7、中牧研发中心项目和中牧质量监测中心项目：

（1）北京友好老龄康复有限公司是一项目公司，据公司介绍该公司股东有2家，其中中牧集团持股60%，中日友好医院持股40%。该购买行为涉及关联交易，股份公司未经股东大会审议，也未披露该项目涉及关联交易；

（2）中牧股份与北京友好老龄康复有限公司签订《购房合同书》，所支付的5000万元购房款为预付款性质，非企业自主建造，不应列入在建工程核算；

（3）该购房合同签订对方已延期交付近2年的时间，公司对实际情况一直未予披露，也未制订切实有效的收款计划；募集资金使用存在较大风险；

你公司募集资金具体投入方式的变动较多，公司在历年年报中对募集资金投入项目的进展情况、效益情况及涉及的关联交易披露不充分。你公司应对全部募集资金项目进行核查，并将核查结果按项目逐一在整改报告中进行说明（包括但不限于历年投入金额、进度、收益情况及所涉及的关联交易情况）。对涉及控股股东的关联交易进行补充披露，对5000万元预付购房款事项进行帐务调整。

整改措施：

1、募集资金的使用情况

单位：万元

| 项　目 | 总投资 | 备注 |
|---|---|---|
| 饲用矿物盐预处理厂 | 2650 | 实际投资2330.95购买土地、厂房 |
| 南京梅里亚动物保健公司 | 2819.65 | 注册资本金 |
| 郑州生物药厂洁净厂房 | 2905 | 自建 |
| 兰州生物药厂洁净厂房 | 2960 | 自建 |
| 兼并华罗公司 | 6296.8 | 组建成都华罗资本金5195，1101.8偿债等 |
| 兰州家畜灭活苗车间扩建 | 2987.5 | 自建 |
| 中牧大华安肉牛育肥场 | 2950 | 自建 |
| 祐化华安肉类有限公司 | 1400 | 股权投资 |
| 收购华安公司股权 | 740 | 收购股权 |
| 中牧大华安肉食品加工 | 2978 | 自建 |
| 收购江西生物药厂 | 1800 | 收购资金1500万元，补充流动资金300万元 |
| 湖北中牧安达药业公司 | 4900 | 注册资本金 |
| 杭州中牧生物工程公司 | 4746 | 注册资本金 |
| 研发中心和质量监测中心 | 5461 | 购房 |
| 补充流动资金 | 3142.05 | 现金 |
| 合　计 | 48736 | |

2、募集资金项目的进展情况

（1）饲用矿物盐项目：2001年使用募集资金2330.95万元收购了北京天道隆扬有限公司在北京延庆县氟化铁项目的土地使用权和地上物资产，取得了饲料添加剂的生产文号，具备了生产饲用矿物盐的生产能力。目前由于原材料成本和产品价格的原因没有正常生产，北京天道隆扬有限公司为上海富宝科技投资有限公司控股的公司。

（2）组建南京梅里亚：公司上市后，南京药械厂的独立法人资格被取消，公司承接了南京药械厂的权利和义务，1999年投资2820万元与法国梅里亚公司合资组建南京梅里亚动物保健有限公司，占50%股份。按照计划的建设内容和进度实施，已经竣工投入使用，并通过GMP认证。但由于产品和技术的引进滞后、进口设备多、投资偏大、管理费用高等原因，该公司处于亏损。目前公司正积极办理新产品的生产许可、组织代加工业务，有望扭转亏损局面。

（3）郑州生物药厂洁净厂房项目以禽流感疫苗为主。

工程进度：

2000年投资2844.76万元，其中139.06万元购买不需安装设备直接进入固定资产，2705.70万元购买设备、预付土建、安装等，形成在建工程。

2001年因主要以土建工程、设备安装为主且资金已于2000年预付，所以只增加在建工程0.1万元。

到2002年中试车间建成，大生产车间开始动工，当年在建工程增加119.04万元，同时转固定资产66.26万元。

2003年，大生产车间基本竣工，年底将通过GMP验收，同时所有工程将结算完毕。预计该项目累计投资4950万元，其中自筹资金2045万元。

（4）兰州生物药厂洁净厂房项目已经竣工并投入使用。

工程进度：

1999年末完成投资784.7万元，其中固定资产675.5万元，在建工程109.2万元。

2000年内增加1637.5万元，转固定资产112.70万元，总投资达到2422.20万元，其中转固定资产788.2万元，在建工程1634万元。

2001年又增加投资722.6万元，总投资达3144.8万元，全部交付使用，其中使用募集资金2960万元，自筹资金184.8万元。

（5）兰州生物药厂家畜灭活苗车间扩建项目是兰州生物药厂洁净厂房项目的配套工程，2000年开始建设，投资580.1万元，2001年增加投资2256.3万元，同期转固定资产863.6万元。2002年投资1042.2万元，总计投资3878.6万元，目前已通过GMP静态验收，其中使用募集资金2987.5万元、自筹资金891.1万元。

由于当时公司未取得进出口权，进口设备（总价150万美元折合1245万元人民币）由中牧集团代理进口，代理费79068.08元。

[illegible]

成都华罗1999年实现销售收入1343万元，净利润-804万元，2000年实现销售收入5176万元，净利润489万元。2001年实现销售收入6211.7万元，净利润-201.96万元，2002年实现销售收入5888.41万元，净利润-489.16万元。其余募集资金1097.8万元用于成都华罗公司偿还债务、支付职工安置费等。

（7）通过增资中牧大华安肉类有限公司8028万元，由中牧大华安肉类有限公司实施肉牛育肥场、组建祐化华安肉类有限公司、中牧大华安熟食加工车间、收购华安肉类有限公司德方股权四个肉类项目后，使公司的肉类产业集中于中牧大华安肉类有限公司，企业组织结构上更利于公司对肉类产业集中管理和规划，产业结构和产品结构更加优化，有利于在肉类加工行业形成竞争优势，获取规模效益。其中祐化华安肉类有限公司组建后，成为中牧大华安肉类有限公司出口基地，2000年实现出口高档牛肉2000吨、创汇300万美元。中牧大华安熟食加工车间投入使用后已将20多种新产品推向市场。

2002年中牧集团根据承诺，中牧股份为发展主业，将中牧股份肉类行业资产与南京动物保健品工程项目资产进行了置换，该事项已于2002年6月28日、7月26日、10月11日公告。

（8）2000年投资1500万元收购了江西民星集团江西生物药厂并补充300万元[illegible]万元，净利润-40万元，2002年实现销售收入773.01万元，净利润-197.52万元。

（9）公司于2000年12月投资4746万元与上海富宝科技投资管理有限公司（投资1582万元）共同组建杭州中牧生物工程有限公司，旨在进行貴霉素产品的生产经营，杭州中牧于2000年12月27日注册成立。由于环保限制等方面的原因，生产基地没有如期落实，公司第二届董事会第六次会议审议通过收购上海富宝公司持有的该公司股权，该公司成为中牧股份的全资企业，并于第二届董事会第十次会议审议通过注销杭州中牧的法人资格。该事项已于2002年10月30日公告。

目前，貴霉素菌种的引进和验证及中试工作已获得成功，并已取得农业部三类新兽药证书，现正租用设备进行工业化生产，产品已投放市场并显现良好效果；项目合作方、实施地点（生产基地）等已基本落实。公司将对此项目实施过程中的有关情况及时进行后续披露。

（10）2000年与湖北安达药业有限公司共同组建了湖北中牧安达药业有限公司，中牧股份出资4900万元控股80%，作为中牧股份的化药基地，生产氟苯尼考等化学合成药。利用合作伙伴现有设施和优势使中牧股份的兽药业得以快速发展。2000年实现销售收入1520万元，净利润-91.52万元。2001年实现销售收入3219.61万元，净利润-192.98万元，2002年实现销售收入4280.77万元，净利润261.52万元。

（11）公司于2000年12月投资5100万元委托中日友好老龄康复有限公司（是中牧集团和中日医院共同组建的项目公司）在其开发的项目中实施中牧研发中心和中牧质量监测中心项目。其开发的项目现在已经竣工，因投资方之间存在争议至今无法交付使用，公司已得到该项目公司承诺，待其争议解决后，公司或收回已支付款项（包括若有溢价增值部分），或按原合同执行交付使用。

（12）补充公司流动资金3142.05万元已用于公司的生产经营活动之中。

## 四、对子公司控制

1、被投资公司多数亏损，投资收益率低下；

2、2001年11月9日，股份公司一届十五次董事会决议披露，决定参股北京乐道兴创业投资有限公司，股份出资2000万元，持股40%，中牧集团出资3000万元，持股60%；双方商定，该公司成立后将收购中牧股份在上海富宝（股份投资990万元）和深圳量科创业（股份投资1000万元）的股份。按照该协议，股份公司投资规模仍为2000万。但该公司设立后并未实施该计划，股份公司投资规模扩大为4000万，该公司由中牧集团控制，并已借给中牧集团1000万元。2002年度审计底稿显示除1200万短期投资（放高息借款）外，有长期投资（2家公司股权）1500万，和其他应收款1500万元。该公司自2001年设立以来，连续亏损，投资风险较大；

[illegible]

检查中发现你公司对子公司的营业执照、章程、验资报告、合资协议、权证等文件收集不齐全，应加强此方面管理，建立备案制度，保证子公司资产安全；同时应加强对参股公司管理，控制投资风险。

整改措施：

1、公司决定按照整改要求，严格执行，第二届董事会第十三次会议已审议通过决议，对公司所持上海富宝科技投资有限公司和深圳量科创业投资有限公司的股权以2003年12月31日为基准日进行审计评估后转让给北京乐道兴创业投资有限公司，预计2004年上半年可完成股权转让的法律手续。

2、中牧房地产公司没能按计划收购澳大利亚I-LOK建筑新技术公司的股权，目前该公司正式承诺按原方案收购，正在商讨收购协议，争取2004年上半年完成收购并予以公告。

3、公司已根据巡检小组要求，对子公司的营业执照、协议、章程、验资报告、权证进行了清理检查，截止11月28日除美国生物新动力公司外上述证件均已齐备。同时公司已明确专门部门负责对参控股企业的管理，并建立健全档案资料，定时向董事会报告各企业的经营情况；以控制投资风险。

## 五、财务管理和会计核算制度的合规性

1、湖北安达所得税减免属地方越权减免税款，不符合国家有关法律法规的规定，应进行调整及披露。

2、生物本部：产成品未入库已销售2002年度审计已作调整分录，涉及损益594,921.61元，但公司以金额较小为由未进行调整（兰州厂产品）。

3、公司无依据抵减其他应收款及其他应付款20多万元。

4、公司无依据将应付中牧集团款100万元列示为长期借款。

5、公司存在营业费用跨期现象应进行调整

2003年列支2002年费用2,834,968.93元，2002年也存在列支2001年费用情况。

[illegible]

7、按照企业会计制度规定，上海优耐特及南京梅里亚属合营企业应按比例法合并报表；

8、应收款项计提坏帐准备比例较低，应合理、审慎计提坏帐准备。

[illegible]

郑州穗屏目前已不再生产，2002年度未经审计的会计报表净资产为-1,153,283.15元。2002年度经营活动产生的现金流量现金流入为336,295.70元，经营活动现金流量净额为2,420.41元。短期银行负债21,785,400.00元。因此，持续经营能力很差，目前资产已全部被银行接收并出租。应全额计提坏帐准备（其他应收款1,055,345.95元）及长期投资减值准备（投资4,353,800.00元，已计提减值准备2,176,900.00元）。

2002年末其他应收款中，四川成都华罗公司10,726,406.92元。该公司目前已资不抵债且无法持续经营，应根据谨慎性原则合理估计并单独计提坏帐准备。

9、长期投资减值准备计提不充分

无法取得相关单位资料，且未计提相关减值准备单位有：济南华鲁、（美国）生物技术新动力公司、澳大利亚I-LOK建筑新技术有限公司（前三家公司按成本发核算）、郑州穗屏饲料公司。股份公司对以上参股公司应采取适当措施保全投资的安全性，如预计无法收回，应根据谨慎性原则计提相应的减值准备。

你公司应规范、健全财务制度并严格执行；就有关财务问题与负责审计的会计师协商，对需要调整的在整改报告中加以确认；对公司认为不需调整的，逐项说明理由并披露。

整改措施：

（一）财务制度建设

我公司自成立以来，根据有关法律法规、各项《企业会计准则》、《企业会计制度》等，结合公司管理要求制定了一系列的财务制度，如：《会计政策》、《资金支出审批办法》、《基建财务管理办法》、《预算管理办法》、《库存管理办法》、《采购管理办法》、《固定资产管理办法》、《流动资金管理办法》、《客户信用管理办法》、各项工作任务书、各项业务流程等等。公司将对目前管理制度中存在的问题进行补充、修改、完善，并在以后的经营管理活动中严格执行。

（二）相关问题

1、关于湖北安达所得税地方越权减免问题。自湖北中牧安达成立至2002年12月31日，该公司实现利润总额（应纳税所得额）累计为-230300.83元，尽管在这期间地方政府越权给与了该公司优惠政策，但实质上对该公司及中牧实业股份有限公司的税后利润并未产生影响，根据这次巡检的意见，我公司将向当地税务部门申请优惠政策，并按要求将实际情况在2003年年报中详细披露。

2、关于生物制品本部涉及损益594921.61元公司未调整问题。公司将加强产品出入库管理，完善相关管理制度，杜绝此类问题发生。

3、关于无依据抵减其他应收款及其他应付款20多万元问题，公司将在本年度报表中予以调整、更正。

4、关于公司无依据将应付中牧集团款100万元列示为长期借款问题。该100万元是我公司上市以前遗留的，我公司将从"长期借款"科目中调整到"长期应付款"科目中，并在年报会计报表附注中进行披露。

5、关于公司存在营业费用跨期现象。由于公司报销时间的相对滞后及年报披露的时间限制，每年均会有一定的营业费用递延到下一年度发生，跨期营业费用的发生额基本上是均匀的，对各期损益影响波动不大，今后将严格按照权责发生制原则进行会计核算。

6、关于支付5100万元给北京友好老龄康复有限公司购房款问题，[illegible]发的项目已经竣工，该公司已承诺在近期（2004年上半年前）将其争议解决后，公司或收回已支付款项（包括若有溢价增值部分），或按原合同执行。鉴于以上情况公司今年对其进行会计科目调整，即从"在建工程"科目调整到"预付帐款"科目。

7、关于上海优耐特及南京梅里亚属合营企业应按比例法合并报表问题。鉴于南京梅里亚公司属中外合资企业，公司将在以后年度进行比例法合并报表。

8、关于应收款计提坏帐准备比例及长期投资减值准备计提不充分问题。本年度末我公司将分析应收帐款、投资项目的状况，进一步合理计提应收款项坏帐准备、投资减值准备。

（1）以前年度公司对郑州穗屏公司、成都华罗公司的应收款项按公司会计政策计提坏帐准备，没有按个别辨认方法计提，今年公司将对郑州穗屏的应收款金额计提坏帐准备，对成都华罗公司按个别辨认法合理计提坏帐准备，同时纳入清产核资范围，依法合规处理。

（2）公司已对郑州穗屏公司计提50%的长期投资减值准备，今年将全额计提。对济南华鲁公司、（美国）生物技术新动力公司、澳大利亚I-LOK建筑新技术有限公司将根据报表反映及实际情况合理计提长期投资减值准备。

## 六、对外担保

1、股份公司在与法国梅里亚公司签订合资协议中已规定对南京梅里亚的贷款，双方按出资比例各提供50%的担保。南京梅里亚的贷款发生在2000年，共计6100万元，股份公司按协议规定提供3050万元贷款担保。2002年6月其中一笔贷款（最高额2500万元，实际贷款1600万元）到期，续贷1年，股份公司再次为其1250万元贷款额度提供担保；2003年6月，该笔贷款再次展期1年，股东公司继续提供了担保。上述担保并未经董事会审议，而是由董事长按董事会授权做出的决策；据了解，南京梅里亚并未提供反担保；

另《中牧实业股份有限公司内部控制制度》（2000年4月1日起执行）中规定贷款担保管理的条件和原则：申请担保的借款人必须是股份公司绝对控股单位，股份公司原则上不为其他单位提供担保；借款人资产负债率不得超过80%，借款人不能连续两年亏损。而南京梅里亚公司自2001年起，已连续2年亏损，股份2003年对其继续担保，未严格执行有关制度规定。

2、上述为南京梅里亚公司担保事项，2000及2001年均未做任何披露；

3、按照《关于规范上市公司与关联方资金往来及上市公司对外担保若干问题的通知》（证监发〔2003〕56号）要求，由于股份公司对南京梅里亚持股50%，未合并报表，且该公司资产负债率超过70%，因此该担保属于违规担保，需尽快解除；

4、中国服装为公司对其担保提供的反担保仅为其出具的反担保函，其并不属于反担保形式，对公司利益保障的效力不够。

你公司应将为南京梅里亚公司贷款的全部过程进行补充披露；解除对南京梅里亚公司贷款的违规担保，并不得再发生担保行为。

整改措施：

1、关于对南京梅里亚公司贷款提供担保的问题

公司对南京梅里亚公司借款担保是依据该公司合资合同的规定执行的。合资合同中明确约定：除注册资本金外，双方按出资比例提供担保，通过向银行贷款解决合资公司资金问题。此担保作为中法双方股东合作协议的义务性条款，解除担保责任只能待双方协商，重新考虑原合同相关约定，公司将加强与合作方的沟通，力争不再增加新的担保义务。如发生担保业务时，公司将按有关规定及时予以披露。具体情况如下：

| 发生日期 | 借款金额 | 担保金额 | 担保类型 | 担保期 | 备注 |
|---|---|---|---|---|---|
| 2000.4. | 4500万元 | 2250万元 | 连带责任 | 2000.4–2005.4 | |
| 2002.6 | 2500万元 | 1250万元 | 连带责任 | 2002.6–2003.6 | 已执行完毕 |
| 2003.6 | 2500万元 | 1250万元 | 连带责任 | 2003.6–2004.6 | |

注：至2002年6月公司为南京梅里亚贷款提供担保额度为3500万元，但在此期间南京梅里亚共贷款6100万元，公司按协议规定提供3050万元贷款担保。2002年6月股东双方对南京梅里亚2500万元贷款的担保责任到期；股东双方为其贷款继续担保一年，公司对其的担保额度为1250万元。

2、关于公司为中国服装股份有限公司提供担保，而其提供的反担保利益保障效力不够问题，公司决定，待2004年1月29日最后一笔担保到期后，不再为其继续提供担保。

## 七、产权变更情况

1、新兽药技术

经检查，该技术相关协议为《合作研究开发鸡传染性法氏囊病中等毒力活疫苗（NF8株）和鸡马立克氏病活疫苗（CVI988/Rispens株）协议书》。协议书规定由南京药械厂出资，另一方负责研究，以双方名义申报兽用新生物制品，研究成果为双方共同拥有，在申报国家科技成果时，研究方为第一完成单位。南京药械厂共支付费用165万元。检查组认为，根据协议规定，该费用支付属研究开发费，应记入损益，计入无形资产不够妥当。

2、股份公司通过拍卖获得的四川华罗公司的价值1340万元的土地尚未办理产权变更手续；

3、江西中牧饲料公司的土地使用证已经变更所有人，但土地性质仍为划拨。

4、中牧集团投入的六部分资产，除萧山厂有土地使用权并已完成过户手续外，其他五厂土地为租用集团；除兰州厂外，其他四厂均未完成房屋产权的过户手续；

5、成都华罗公司的土地变更手续完成，但房屋所有权人仍为"成都市华罗牧工商联合公司"；

6、江西中牧饲料贸易有限公司的土地变更手续完成，但房屋所有权人仍为"江西省牧工商联合公司"。

你公司应对"新兽药技术"进行帐务调整，如不调整，则需公司说明理由并披露；你公司尽快完成有关产权变更手续，对不能在短时间完成的，应分析其可能面临的资产风险，制订切实可行的防范措施，保证公司资产安全。

整改措施：

1、公司决定对"鸡传染性法氏囊病中等毒力活疫苗和鸡马立克氏病活疫苗"技术研发费用进行帐务调整；

2、公司将尽快对取得的四川华罗公司的土地办理产权变更，对江西中牧饲料贸易有限公司、成都华罗公司的房屋产权进行变更。

3、江西中牧饲料公司的土地使用证因其中仍有中牧集团（国有企业）股权，因此没有改变土地性质（仍为划拨）。

4、对于公司所属南京药械厂、郑州生物药厂、成都药械厂的房屋产权变更手续，因租用中牧集团的土地，由于土地及房屋不是同一所有人，因此目前尚不能完全办理房屋产权过户手续。由于土地使用权人为公司控股股东并有协议条款约束，资产风险不大，但公司将加强与中牧集团协商，在条件允许的情况下，用三至五年时间分期分批由公司购买以上几处土地的使用权，并办理相应的法律手续，将房屋产权变更至公司名下。对涉及关联交易的情况公司将及时披露。

公司针对以上问题已逐项安排落实整改，并以此为契机进一步健全法人治理结构，完善公司内控制度及管理，规范公司运作。

中牧实业股份有限公司董事会

二〇〇三年十一月二十八日

## 中牧实业股份有限公司独立董事关于整改报告的独立意见

根据《关于在上市公司建立独立董事制度的指导意见》、《上市公司治理准则》和公司章程的有关规定，作为中牧实业股份有限公司独立董事，对公司提交第二届董事会第十四次会议审议的整改报告进行了认真地审查，并仔细阅读了相关材料，现就公司整改报告中有关事项发表如下意见：

一、公司治理结构方面

同意公司提出的关于制度建设的整改意见。

二、公司的独立性

公司对土地租赁及鱼粉采购情况进行全面的披露，并承诺不再为控股股东及关联方提供任何方式的资金垫付，有利于公司未来的发展。

三、募集资金使用情况

公司对募集资金使用情况做认真的检查，详细说明了募集资金的使用、变更，并对其中涉及的关联交易进行补充披露。

四、对子公司的控制

公司已充分认识到应加强对子公司的控制，并有专门部门负责对参控股企业的管理。

五、财务管理和会计核算制度的合规性

同意公司对财务管理和会计核算等问题的调整意见。

六、对外担保

根据实际情况对南京梅里亚的担保进行了较完全的补充披露，鉴于目前由于客观条件限制不能解除对南京梅里亚的担保责任，同意公司提出的意见。

七、产权变更情况

同意公司提出的逐步完成各项产权变更的计划。

公司对以上各项的表决符合法定程序，提出的各项整改措施符合公司实际情况，对公司今后的发展有利并可进一步规范公司运作，维护股东利益。

独立董事签字：[illegible]